Exhibit 99.1

GERDAU S.A. AND SUBSIDIARIES
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2008 AND 2007
Prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board – IASB, and with Instruction No. 457 of July 13, 2007 as issued by the Brazilian Securities Commission (CVM).

(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Gerdau S.A.
Rio de Janeiro – RJ

1.
We have performed a special review of the accompanying consolidated interim financial statements of Gerdau S.A. and subsidiaries (“the Company”), consisting of the consolidated balance sheet as of March 31, 2008, the consolidated statements of income, changes in shareholders’ equity, and cash flows for the quarter then ended, the related notes to the consolidated interim financial statements and the performance report, all expressed in Brazilian reais and prepared in accordance with international accounting standards issued by the International Accounting Standards Board (IASB) under the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the consolidated interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review, we are not aware of any material modifications that should be made to the aforementioned consolidated interim financial statements for them to be fairly stated, in all material respects, in accordance with international accounting standards issued by the International Accounting Standards Board (IASB).

4.
The consolidated statements of income, changes in shareholders’ equity, and cash flows for the quarter ended March 31, 2007, presented for comparative purposes, were reviewed by us in accordance with the procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to those consolidated financial statements for them to be fairly stated, in all material respects, in accordance with international accounting standards issued by the International Accounting Standards Board (IASB).

5.
Brazilian accounting practices differ, in certain material respects, from international accounting standards issued by the International Accounting Standards Board (IASB). Information related to the nature and effect of these differences is presented in note 28 to the consolidated interim financial statements.

6.
We had previously audited the consolidated balance sheet as of December 31, 2007, which was prepared in accordance with international accounting standards issued by the International Accounting Standards Board (IASB) and is presented for comparative purposes, and issued an unqualified opinion thereon, dated February 12, 2008.

7.	The accompanying consolidated interim financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, May 12, 2008

DELOITTE TOUCHE TOHMATSU	Fernando Carrasco
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	Note	03/31/2008*	12/31/2007
CURRENT ASSETS
Cash and cash equivalents	4	2,079,378	2,026,096
Temporary cash investments
Trading securities		1,765,214	2,836,903
Available-for-sale securities		239,223	276,374
Trade accounts receivable	5	3,678,196	3,172,316
Inventories	6	6,483,776	6,056,661
Tax credits	7	547,700	598,317
Prepaid expenses		108,187	108,690
Unrealized gains on derivatives	15	8,833	14
Other receivables		247,213	237,602
		15,157,720	15,312,973

NON CURRENT ASSETS
Tax credits	7	579,299	594,894
Deferred income taxes	8	946,775	933,851
Unrealized gains on derivatives	15	40,950	1,553
Prepaid expenses		103,626	110,207
Escrow deposits	17	230,128	223,735
Other receivables		292,728	290,783
Prepaid pension cost	19	433,285	417,723
Investments accounted for under the equity method	10	870,312	613,112
Other investments	10	33,983	33,753
Goodwill	11	6,210,576	6,043,396
Intangible assets	12	1,036,667	1,073,715
Property, plant and equipment, net	9	16,065,331	15,827,944
		26,843,660	26,164,666

TOTAL ASSETS		42,001,380	41,477,639

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated May 12, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	Nota	03/31/2008*	12/31/2007
CURRENT LIABILITIES
Trade accounts payable		2,768,765	2,586,634
Loans and financing	13	2,047,467	2,500,985
Debentures	14	94,744	38,125
Taxes payable	16	734,233	462,311
Payroll		427,064	518,098
Dividends payable		70,847	392
Unrealized losses on derivatives	15	12,359	1,964
Other payables		404,179	478,639
		6,559,658	6,587,148

NON CURRENT LIABILITIES
Loans and financing	13	12,384,762	12,461,128
Debentures	14	902,125	903,151
Deferred income and social contribution taxes	8	2,310,720	2,315,771
Unrealized losses on derivatives	15	40,116	16,106
Reserve for contingencies	17	431,156	489,103
Employees benefits	19	816,603	794,125
Minority interest put options	15-f	1,072,866	889,440
Other payables		386,325	379,589
		18,344,673	18,248,413

SHAREHOLDERS' EQUITY	21
Capital		7,810,453	7,810,453
Treasury stocks		(126,451)	(106,667)
Valuation adjustments		10,160	13,723
Legal reserve		273,525	278,713
Retained earnings		6,325,749	5,765,616
Cumulative translation adjustment		(938,996)	(1,049,333)
PARENT COMPANY'S INTEREST		13,354,440	12,712,505

MINORITY INTEREST		3,742,609	3,929,573

SHAREHOLDERS' EQUITY		17,097,049	16,642,078

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		42,001,380	41,477,639

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated May 12, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)

	Note	03/31/2008*	03/31/2007*

NET SALES	23	8,944,510	7,335,141
Cost of sales	27	(6,812,177)	(5,566,401)
GROSS PROFIT		2,132,333	1,768,740
Selling expenses	27	(151,483)	(142,818)
General and administrative expenses	27	(505,866)	(434,877)
Other operating income (expenses), net		26,243	10,093
INCOME FROM OPERATIONS		1,501,227	1,201,138
Equity in subsidiaries		60,833	35,056
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,562,060	1,236,194
Financial income		119,719	244,374
Financial expenses		(353,544)	(236,273)
Exchange variations, net		43,622	177,841
Gain and losses on derivatives, net		25,906	59,927
INCOME BEFORE TAXES		1,397,763	1,482,063
Provision for income and social contribution taxes
Current	8	(333,872)	(294,129)
Deferred	8	26,226	(9,869)
		(307,646)	(303,998)
NET INCOME		1,090,117	1,178,065
ATTRIBUTED TO:
Parent company's interest		874,382	996,913
Minority interests		215,735	181,152
		1,090,117	1,178,065

Basic earnings per share - preferred and common	22	1.32	1.50

Diluted earnings per share - preferred and common	22	1.32	1.49

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated May 12, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
In thousands of Brazilian reais (R$)

							Minority	Total
	Attributed to controlling shareholder's interest						Interest	Shareholder's Equity
	Capital stock	Treasury Stock	Valuation adjustments	Legal Reserve	Retained earnings	Cumulative translation adjustment
Balance as of December 31, 2006	7,810,453	(109,609)	-	159,109	3,030,459	(259,130)	3,556,934	14,188,216
Net income	-	-	-	-	996,913	-	181,152	1,178,065
Stock option expenses recognized in the period	-	-	-	-	1,267	-	-	1,267
Stock option exercised during the period	-	713	-	-	494	-	-	1,207
Dividends/interest on capital	-	-	-	-	(73,996)	-	-	(73,996)
Cumulative translation adjustments	-	-	-	-	-	(188,485)	(114,882)	(303,367)
Minority interest over fair value alocation	-	-	-	-	-	-	25,998	25,998
Minority interested consolidated entities	-	-	-	-	4,777	-	(73,730)	(68,953)
Balance as of March 31, 2007	7,810,453	(108,896)	-	159,109	3,959,914	(447,615)	3,575,472	14,948,437

Balance as of December 31, 2007	7,810,453	(106,667)	13,723	278,713	5,765,616	(1,049,333)	3,929,573	16,642,078
Net income	-	-	-	-	874,382	-	215,735	1,090,117
Stock option expenses recognized in the period	-	-	-	-	1,695	-	-	1,695
Stock options exercised during the period	-	29,918	-	-	(7,732)	-	-	22,186
Dividends/interest on capital	-	-	-	-	(250,336)	-	(114,176)	(364,512)
Allocation of funds porposed to Shareholder's Meeting	-	-	-	(5,188)	5,188	-	-	-
Cumulative translation adjustments	-	-	-	-	-	110,337	(82,442)	27,895
Minority interest over fair value allocation	-	-	-	-	-	-	7,496	7,496
Minority effect in consolidated entities	-	-	-	-	(63,064)	-	(55,453)	(118,517)
Minority interest put options	-	-	-	-	-	-	(150,939)	(150,939)
Treasury stock	-	(49,702)	-	-	-	-	-	(49,702)
Unrealized losses on derivatives	-	-	(10,604)	-	-	-	(5,892)	(16,496)
Unrealized gains on avaible-for-sale securities	-	-	7,041	-	-	-	(1,293)	5,748
Balance as of March 31, 2008*	7,810,453	(126,451)	10,160	273,525	6,325,749	(938,996)	3,742,609	17,097,049

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated May 12, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)

	Note	03/31/2008*	03/31/2007*

Cash flows from operating activities
Net income (including minority interest)		1,090,117	1,178,065
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		422,542	286,216
Equity in subsidiaries		(60,833)	(35,056)
Exchange variation		(43,622)	(184,652)
Gains on derivatives, net		(25,906)	(59,927)
Post-employment benefits and stock-based compensation		(1,921)	31,869
Deferred income and social contribution taxes		(26,226)	9,869
Loss on disposal of property, plant and equipment and investments		(5,399)	2,697
Provision for losses on avaible-for-sale securities		39,647	-
Allowance for doubtful accounts		3,467	4,529
Reserve for contingencies		(58,947)	105,227
Distributions from joint ventures		18,197	42,578
Interest income		(85,419)	(217,069)
Interest expense		238,784	167,159
		1,504,481	1,331,505
Changes in assets and liabilities:
Increase in trade accounts receivable		(423,272)	(460,826)
Increase (decrease) in inventories		(251,201)	163,084
Increase in trade accounts payable		135,600	220,417
Decrease of other receivables		190,822	172,641
Decrease of other payables		(207,136)	(38,171)
Trading securities		(1,363,558)	(1,920,112)
Redemption of trading securities		2,437,386	2,394,561
Cash provided by operating activities		2,023,122	1,863,099

Interest paid on loans and financing		(272,504)	(165,405)
Income and social contribution taxes paid		(130,514)	(89,339)
Net cash provided by operating activities		1,620,104	1,608,355

Cash flows from investing activities
Additions to property, plant and equipment		(470,275)	(735,332)
Payments for business acquisitions	3.6	(369,861)	(532,047)
Interest received on cash investments		33,745	194,317
Net cash used in investing activities		(806,391)	(1,073,062)

Cash flows from financing activities
Dividends and interest on capital paid		(319,047)	(415,094)
Borrowings		368,353	452,579
Repayment of loans and financing		(834,585)	(739,000)
Intercompany loans, net		(7,110)	18,171
Net cash provided by (used in) financing activities		(792,389)	(683,344)

Exchange variation on cash and cash equivalents		31,958	(86,940)

Increase in cash and cash equivalents		53,282	(234,991)
Cash and cash equivalents at beginning of period		2,026,096	1,070,524
Cash and cash equivalents at end of period		2,079,378	835,533

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated May 12, 2008

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation with its head office in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group. The Company is engaged in the production and sale of steel products in general from plants located in Brazil, Argentina, Chile, Colombia, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India.

The Gerdau Group has an installed capacity of 25.9 million tons of crude steel per year, producing steel in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept). Gerdau also produces steel from iron ore (through blast furnaces and direct reduction) and has units used exclusively to produce specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, where manufacturers of consumer goods, such as vehicles and equipment for commercial and home use, basically use merchant bars available in various specifications. The next most important market is the civil construction sector, which demands a high volume of rebar and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

The Consolidated Interim Financial Statements of Gerdau S.A and Subsidiaries (collectively referred to as the“Company”) were approved by the Disclosure Committee on May 8, 2008.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Consolidated Interim Financial Statements for the 3-month period ended March 31, 2008 have been prepared in accordance with International Accounting Standards (IAS) No. 34, that specifies the content of an interim financial report. The Consolidated Interim Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that were in effect on March 31, 2008.

The preparation of the Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Interim Financial Statements are stated in note 2.18. The Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain noncurrent assets and financial instruments.

The Company adopted all rules, revision of rules and interpretations issued by IASB and that were applicable on March 31, 2008.

2.2 – Translation of Foreign Currency Balances

a) Functional and Reporting Currency

The Financial Statements of each subsidiary included in the Company's consolidation and those used as a basis for accounting for investments under the equity method are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The Consolidated Interim Financial Statements are presented in Brazilian reais (R$), which is the functional and reporting currency of Gerdau S.A..

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

b) Transactions and Balances

The transactions in foreign currency are converted to the functional currency using the exchange rate in effect on the transaction date. The gains and losses resulting from the difference between the conversion of assets and liabilities in foreign currency at the year-end and the conversion of the transaction amounts are recognized in the statement of income.

c) Group Companies

The results of operations and financial position of all subsidiaries included in the consolidated financial statements and investments accounted for under the equity method (none of which are located in hyperinflationary economies) that have the functional currency different from the reporting currency are converted into the reporting currency as shown below:

i) Assets and liabilities are converted at the exchange rate in effect at the date of the Consolidated Interim Financial Statements;

ii) Income and expenses are converted using the average exchange rate for the month; and

iii)  Differences resulting from the conversion of exchange rates are recognized in shareholders' equity in the account named "Cumulative translation adjustments".

2.3 - Financial Assets

a) Cash and cash equivalents

Cash and cash equivalents include cash, banks and short-term, highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus accrued interest.

b) Cash investments

The Company classifies its cash investments into the following categories: held-to-maturity securities, available-for-sale securities, and trading securities, reported at fair value with gains and losses included in income (trading securities). The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, then they are classified as trading securities. When the purpose is to hold the investment until maturity, then they are classified as held-to-maturity securities, provided that Management has the positive intent and financial condition to hold the investment until maturity. When the purpose is none of the two options above, investments are classified as available-for-sale securities.

Held-to-maturity securities are reported at acquisition cost plus interest, monetary adjustment, and exchange variation, less impairment losses, when applicable, incurred through the Consolidated Interim Financial Statement date.

Trading securities are stated at fair value. Interest, monetary adjustment, and exchange variation, when applicable, as well as variations arising from adjustment to fair value are recognized in income when incurred.

Available-for-sale securities are stated at fair value. Interest, monetary adjustment, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized as a specific component of shareholders' equity when incurred. Gains and losses recorded in shareholders’ equity are recognized in income for the year when these investments are sold or considered unrecoverable.

c) Trade Accounts Receivable

Trade accounts receivable are stated at realizable values, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Interim Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers the history of losses, individual situation of each customer and the situation of the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable with the allowance for doubtful accounts is provided in note 5.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment.
They are considered impaired when there is evidence that one or more events occurred after the initial recognition of the financial asset and such event or events had an impact on the estimated future cash flows of the investment.

2.4 – Inventories

Inventories are stated at the lower of net realizable value (estimated sale value in the normal course of business minus estimated cost of sale) and average production or acquisition cost. Provisions for slow-moving or obsolete inventory are recorded when considered necessary by Management. The Company determines the cost of its inventory using the absorption method based upon its weighted average cost.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land which is not depreciated. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in progress the interest incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is under construction and the capitalization of interest is ceased when the asset is available for use; (b) interest is capitalized considering the weighted average rate of loans existing on the capitalization date; (c) interest capitalized monthly does not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized interest is depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

Depreciation is calculated under the straight-line method at rates that take into consideration the estimated useful lives of the assets.

Subsequent costs are added to the residual value of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured. The residual value of the replaced item is written off. Other repairs and maintenance are recognized directly in income when incurred.

The residual value and useful life of the assets are reviewed and adjusted, if necessary, at the fiscal year-end.

The residual value of property, plant and equipment is written off immediately at their recoverable value when the residual value exceeds the recoverable value (note 2.7).

2.6 – Intangible Assets

Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates and goodwill, which represent the capacity to add value of acquired companies based on the history of relationship with customers. Intangible assets with definite useful life are amortized taking into consideration their effective use or a method that reflects their economic benefit. The residual value of intangible assets is written off immediately at their recoverable value when the residual value exceeds the estimated recoverable value (note 2.7).

2.7 – Provision for Recovery of Long-Lived Assets

There are specific rules to assess the recovery of long-lived assets, especially property, plant and equipment and goodwill. On the date of each Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of an asset cannot be recovered. If such evidence is identified, the recoverable value of the assets is estimated by the Company.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

The recoverable value of an asset is determined as the higher of (a) its fair value minus the estimated costs of sale and (b) its value in use. The value in use is equal to the discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and intangible assets with indefinite useful life are tested for impairment at least once a year.

When the residual carrying value of the asset exceeds its recoverable value, the Company recognizes a reduction in this asset’s book balance (impairment).

For assets recorded at cost, the reduction in recoverable value must be recorded in income for the period. If the recoverable value of an asset is not determined individually, an analysis is performed to assess the recoverable value of the cash generating unit to which the asset belongs.

Except for the reduction in goodwill value, a reversal of previously recorded losses is allowed. Reversal in these circumstances is limited to the depreciated balance of the asset at the date of the reversal, assuming that the reversal has not yet been recorded.

2.8 – Investments

a) Investments in Subsidiaries

The Company classified its investments into investments accounted for under the equity method and other investments. Investments are measured and recorded as described in note 3.

The Company fully consolidated the Financial Statements of all its subsidiaries. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders' Meeting or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other entities established for a specific purpose, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interest in shareholders' equity and in net income of subsidiaries is reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the caption "Minority Interest".

For companies acquired after January 1, 2006, which is the Company's transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are reported at respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The minority interest is presented based on the proportion of the fair value of the assets and liabilities identified.

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively. Significant intercompany transactions and balances were eliminated in consolidation. The surplus resulting from the transactions between companies of the Gerdau Group are also annulled.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order to conform the respective accounting practices to the IFRS applied by the Company.

b) Investments in Jointly-Owned Subsidiaries and Joint Ventures

Jointly-owned subsidiaries and joint ventures are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-owned subsidiaries are recognized under the equity method from the date the joint control is acquired. According to this method, investments in jointly-owned subsidiaries are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company's share in earnings and other variations in shareholders’ equity of these companies. Additionally, the balance of the investments can be reduced due to impairment losses.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Losses in jointly-owned subsidiaries in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities and contingent liabilities of the jointly-owned subsidiary on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a reduction in the value of the investments.

Gains and losses on transactions with jointly-owned subsidiaries are eliminated proportionately to the Company's interest, against the value of the investment in these jointly-owned subsidiaries.

c) Investments in Affiliates

An affiliated company is an entity over which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but that does not have control or joint control over its policies.

Investments in affiliated companies are recorded under the equity method. According to this method, investments in affiliates are recognized in the consolidated balance sheet at cost and are adjusted periodically for the share in their earnings against gains and losses on financial assets and other variations in net assets acquired. Additionally, investments can be adjusted for the recognition of impairment losses.

Losses on affiliates in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities, and contingent liabilities of the affiliated company on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a decrease in the value of the investments.

Gains and losses on transactions with affiliated companies are eliminated proportionately to the Company's interest, against the value of the investment in these affiliated companies.

2.9 Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified in accordance with the substance of the financial instrument.

b) Loans and Financing

Loans and financing are stated at contract values plus related charges, including interest and monetary or exchange variations.

When applicable, loans and financing are stated at fair value, net of transaction costs, and are subsequently measured at the amortized cost using the effective interest rate method.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

c) Equity Instruments

An equity instrument is defined as the residual interest in the entity’s assets after deducting its liabilities.

d) Financial Guarantees

Financial guarantees are initially recognized at fair value and are subsequently measured at the greater of the liability amount determined in the contract and the amount initially recognized less, where appropriate, accumulated amortization.

2.10 – Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the Financial Statements in the countries where the Company's subsidiaries and affiliates operate and generate taxable income. Periodically Management assesses the positions it has taken in relation to tax issues that are subject to interpretation and records a provision when income and social contribution taxes are expected to be paid.

Deferred income and social contribution taxes are recognized over all the differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Interim Financial Statements. However, deferred income and social contribution taxes are not recognized if they arise at the initial recognition of assets and liabilities from operations that do not affect the tax bases, except business combination operations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Consolidated Interim Financial Statements and applicable when the respective income and social contribution taxes are paid.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be a taxable income for which temporary differences and tax losses can be utilized.

2.11 – Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and stock-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company's employees are described in notes 19 and 24.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plan are recorded based on actuarial calculation performed every year by an independent actuary, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees' vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, biological and economic hypotheses and, also, historical costs and employee contributions.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized in income according to the corridor approach as described in note 19.

2.12 - Other Current and Noncurrent Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

2.13 – Related-Party Transactions

Loan agreements between Brazilian companies are adjusted using the monthly variation of the CDI (interbank deposit rate). The agreements with foreign companies are subject to charges (LIBOR + 3% per year) plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

2.14 – Dividend Payment

Dividend payment is recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. specifies dividends of not less than 30% of the annual income; therefore, Gerdau S.A. records a provision at the year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 - Recognition of Sales Revenues

Sales revenues are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are recognized when known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has the control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, when it is probable that the economic benefits will be received by the Company, and the risks and benefits of the products were fully transferred to the buyer. The freight costs are included in cost of sales.

2.16 - Investments in Environmental Protection

Expenditures related to compliance with environmental regulations are considered as cost of production when they refer to routine or usual expenses or capitalized as incurred, when they refer to long-term projects that will generate return after more than one year.

2.17 – Lease Contracts

Lease contracts under which a relevant portion of the risks and property rights rests with the lessor are classified as operating lease. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Interim Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Interim Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Interim Financial Statements include, therefore, estimates of useful lives of property, plant and equipment (note 9), estimate of the recoverable value of long-lived assets, reserves for contingencies (note 17), provisions for income taxes (note 8), determination of the fair value of financial instruments (assets and liabilities), and other instruments (note 15). Actual results could differ from those estimates.

2.19 - Application of Judgment and Critical Accounting Policies when Preparing Consolidated Interim Financial Statements

Critical accounting policies are those that are both (a) important to present of the financial position and results of operations and (b) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Interim Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the statement of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

a) Deferred Income Tax

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income tax asset is revised at each Financial Statement date and reduced by the sum that is no longer realizable based on future taxable income. Deferred income tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded.

b) Pension and Post-Employment Benefits

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)
The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)	Pension plan assets are stated at fair value.
iii)	Past service costs arising from plan adjustments are amortized on a straight-line basis over the remaining service period of active employees at the date of the adjustment.
iv)	Net actuarial gain or loss that exceeds 10% of the greater between the benefit obligation value and the fair value of plan assets is amortized over the remaining service period of active employees.
v)
A plan curtailment results from significant changes in the expected service period of active employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial consultants also use subjective factors such as withdrawal, turnover, and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual net income due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a staff of experts to manage all phases of its environmental programs and uses outside experts where needed. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps over a short period of time. The fair value recognized in its Consolidated Interim Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Interim Financial Statements date.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. Nevertheless, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of the acquisitions, which involve commitments to acquire shares from minority shareholders of the acquired companies, or grant of put options to some minority shareholders to sell to the Company their shares. Such derivatives are recorded on the Company's balance sheet in the account “Stock Options” (note 15.f), and the determination of this value involves a series of estimates that can significantly impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) multiples of market traded similar companies. The Company believes such criteria are appropriate and in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last years the Company has made some business combinations as described in note 3. According to IFRS 3, the Company should allocate the cost of the purchased entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the purchased entity and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The Company generally engages external appraisal firms to assist in asset and liability valuation, especially when this appraisal requires a high technical qualification. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different than the assets acquired and liabilities assumed.

h) Business Relationship Assessment for Companies Acquired for Full Consolidation Purposes

The Company makes judgments in order to assess the business relation of the company to be acquired when the Company is not the major shareholder with voting rights. Therefore, it takes into consideration the analysis of the main risks and benefits with the purpose of determining if the Company is the primary beneficiary, i.e., if the acquired company is a Special Purpose Entity - SPE as defined by SIC Interpretation 12 Consolidation - Special Purpose Entities of the IASB.

i) Goodwill Impairment Test

Assets that have an indefinite useful life, such as goodwill, are not amortized but are tested annually in order to identify potential impairment through a methodology known as impairment test. For goodwill impairment purposes, goodwill must be proportionately allocated to each of the acquirer’s cash-generating units, which are the smallest identifiable group of assets. Goodwill is recognized at cost less cumulative impairment losses. Goodwill impairment losses are recorded in income for the current year and cannot be reversed in a subsequent period, even though the impairment conditions cease to exist.

2.20 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IFRIC accounting procedures and interpretations were published and must be adopted beginning January 1, 2008. The Company's assessment of the impact of these new procedures and interpretations is as follows:

IAS 23 – Borrowing costs

In March 2007, IASB issued a revised version of IAS 23, which prescribes the accounting treatment for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. An entity shall apply this standard for annual periods beginning on/or after January 1, 2009. The Company is currently evaluating the impacts from applying this standard on its consolidated financial statements.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IAS 1 – Presentation of Financial Statements

In September 2007, IASB changed IAS 1 again. Such change is effective for annual periods beginning on or after January 1, 2009. The review of this standard deals especially with the way to disclose the dividends and the presentation of the comprehensive income statement. The Company is assessing the effects of the change in this standard on its Consolidated Interim Financial Statements.

IAS 27 – Consolidated and Separate Financial Statements

In January 2008, IASB issued a revised version of IAS 27. The changes are effective for annual periods beginning on or after July 1, 2009. The Company is currently evaluating the impacts from applying this standard on its Consolidated Interim Financial Statements.

IFRS 8 – Operating segments

In November 2006, IASB issued IFRS 8, which specifies disclosure requirements for operating segments in the annual financial information and amends IAS 34 "Interim Financial Information", which requires that an entity reports selected financial information about its operating segments in interim financial information. This statement defines an operating segment as components of an entity about which segregated financial information is made available and is assessed by the person responsible for managing the business with respect to how to allocate resources and evaluate performance. This statement also specifies requirements for disclosures related to products and services, geographical areas, and main customers and is effective for annual periods beginning on/or after January 1, 2009. The Company believes that the adoption of IFRS 8 will not have significant impacts on the disclosure of its Consolidated Interim Financial Statements.

IFRS 3 – Business Combinations

In January 2008, IASB issued a revised version of IFRS 3. The changes are effective for the annual period beginning on/or after July 1, 2009. The Company is currently evaluating the impacts of applying this standard.

IFRIC 12 – Service concession arrangements

In November 2006, IFRIC issued Interpretation 12, which provides guidance as to the accounting for service concessions. This Interpretation defines the main principles for recognizing and measuring the obligations and rights related to the service concession contracts and focuses on the following items: (a) treatment of the rights of the operator to the infrastructure, (b) recognition and measurement of the concession values, (c) construction or improvement services, (d) operating services, (e) financing costs, (f) subsequent accounting for financial asset and intangible asset, and (g) items provided by the operator to the concession grantor. The entity should apply this standard to annual periods beginning on/or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

IFRIC 13– Customer Loyalty Programs

In July 2007, IFRIC issued Interpretation 13, which addresses how entities should account for loyalty programs to provide their customers with incentives to buy goods or services by providing “award credits” as part of a sales transaction. An entity shall apply this standard for annual periods beginning on or after July 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

IFRIC 14– IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction

In July 2007, IFRIC issued Interpretation 14, which addresses the measurement of defined benefit assets and the measurement at present value of economic benefits available. An entity shall apply this standard for annual periods beginning on or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 3 - CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Consolidated Interim Financial Statements include Gerdau S.A. and the subsidiaries in which it holds controlling interest, and interests in entities in which the Company is considered the primary beneficiary, i.e., holder of the main benefits and risks (even if the Company does not control a majority of the voting shares).

3.1 - Subsidiaries

Listed below are the equity interests in consolidated subsidiaries:

		Equity Interests
Consolidated company	Country	Total capital (*)		Voting capital
		March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	Brazil	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	66.45	66.45	66.45	66.45
Gerdau Açominas S.A. and subsidiaries (2)	Brazil	91.82	92.16	91.83	92.16
Gerdau Aces Logos S.A. and subsidiaries (3)	Brazil	91.82	92.16	91.83	92.16
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00
Paraopeba - Fundo de Investimento Renda Fixa (4)	Brazil	93.30	97.00	93.30	97.00
Corporación Sidenor S.A. and subsidiaries (5)	Spain	40.00	40.00	40.00	40.00
Gerdau América Latina Participações S.A.	Brazil	89.35	89.35	89.36	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00
Gerdau Aces Especiais S.A.	Brazil	91.82	92.16	91.83	92.16
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99	99.99
Gerdau Hungria Holdings Limited Liability Company	Hungary	98.75	98.75	98.75	98.75
Gerdau Comercial de Aces S.A.	Brazil	91.82	92.16	91.83	92.16
Aramac S.A. and subsidiaries (7)	Uruguay	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	83.28	83.28	83.28	83.28
Disco S.A. and subsidiaries (8)	Colombia	98.67	57.83	98.67	57.83
Gerdau GTL México, S.A. of C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguay	99.90	99.90	99.90	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (10)	Argentina	92.75	92.75	92.75	92.75
Siderúrgica del Pacífico S.A.	Colombia	98.19	98.19	98.19	98.19
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00
GTL Financial Corp.	Netherlands	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.
(1) Subsidiaries: Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., Ameristeel Bright Bar Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., Pacific Coast Steel, and Chaparral Steel Company.
(2) Subsidiary: Gerdau Açominas Overseas Ltd..
(3) Subsidiaries: Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. and Florestal Itacambira S.A..
(4) Fixed-rate investment fund managed by Banco Gerdau S.A.
(5) Subsidiaries: Sidenor Industrial S.L., Aços Villares S.A., Sidenor y Cia,, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L. and Trefilados de Urbina, S.A..
(6) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A, Salomon Sack S.A., and Matco Instalaciones Ltda.
(7) Subsidiary: GTL Equity Investments Corp.
(8) Subsidiary: Ferrer Ind. Corporation.
(9) Subsidiaries: Siderúrgica Tultitlán, S.A., Ferrotultitlán, S.A., Arrendadora Valle de México, S.A.A. and GTL Servicios Administrativos México, S.A..
(10) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

As a result of the put option described in note 15.f, since the acquisition date the Company recognizes a 80% interest in Corporación Sidenor instead of 40% as described in the table above.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

3.2 - Jointly-Owned Subsidiaries and Joint Ventures

Listed below are the equity interests in jointly-owned subsidiaries:

		Equity Interests
Jointly-owned subsidiaries	Country	Total capital (*)		Voting capital
		March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00
Estructurales Corsa, S.A.P.I de C.V	Mexico	50.00	-	50.00	-

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the joint venture.

The condensed financial statements of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, and Estructurales Corsa, S.A.P.I. de C.V., accounted for under the equity method, are presented below on a consolidated basis:

	Joint ventures
	March 31, 2008	December 31, 2007
Assets
Current	548,077	404,275
Non-current	327,437	316,001
Total assets	875,514	720,276

Liabilities
Current	228,040	139,468
Non-current	8,045	8,493
Adjusted shareholders' equity	639,429	572,315
Total liabilities and shareholders' equity	875,514	720,276

	March 31, 2008	March 31, 2007
Statement of income
Net sales revenue	513,398	486,601
Cost of sales	(447,227)	(410,710)
Gross profit	66,171	75,891
Selling, general and administrative expenses	(8,460)	(6,907)
Other operating expenses/income	559	(1,901)
Income before financial income (expenses) and taxes	58,270	67,083
Financial (expenses) income	(852)	69
Income before taxes	57,418	67,152
Provision for income and social contribution taxes	(1,026)	(1,848)
Net income	56,392	65,304

 3.3 – Affiliates

Listed below are the equity interests in affiliated companies:

		Equity Interests
Affiliated Companies	Country	Total capital (*)		Voting capital
		March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. (2)	Mexico	49.00	-	49.00	-

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

(1) Subsidiaries: Industrias Nacionales C. by A. (Rep. Dominicana), Steelchem Trading Corp. , NC Trading e Industrias Nacionales C. x A., S.A. (Costa Rica).
(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V..
(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the affiliated company.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this affiliate because of the protection rights granted to minority shareholders that prevent the Company from fully implementing the decisions on conducting of the affiliate's business.

The condensed financial statements of the affiliates Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., Multisteel Business Holdings Corp. and subsidiaries, and Corsa Controladora, S.A. de C.V, accounted for under the equity method, are shown below:

	Affiliated Companies
	March 31, 2008	December 31, 2007
Assets
Current	841,659	508,736
Non-current	528,552	434,995
Total assets	1,370,211	943,731

Liabilities
Current	513,640	286,300
Non-current	252,606	214,252
Shareholders' equity	603,965	443,179
Total liabilities and shareholders' equity	1,370,211	943,731

	March 31, 2008	March 31, 2007
Statement of income
Net sales revenue	399,640	35,353
Cost of sales	(303,817)	(25,286)
Gross profit	95,823	10,067
Selling, general and administrative expenses	(22,090)	(2,219)
Other operating expenses/income, net	1,923	225
Income before financial income and taxes	75,656	8,073
Net financial income (expenses)	(7,321)	(2,133)
Income before taxes	68,335	5,940
Provision for income tax and social contribution taxes	(8,931)	(2,341)
Net income	59,404	3,599

3.4 - Goodwill

Goodwill represents the excess of the acquisition cost over the net fair value of the assets acquired, liabilities assumed, and identifiable contingent liabilities of a subsidiary, jointly-owned subsidiary, or affiliated company at the respective date of acquisition.

Goodwill related to investments in foreign companies is reported in the functional currency of the party acquiring these subsidiaries and converted to Brazilian reais (the Company's reporting currency) at the exchange rate in effect at the balance sheet date. The exchange rate differences arising from this conversion are recorded under the caption "Cumulative translation adjustments" in shareholders’ equity after the date of transition to IFRS.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Goodwill is recorded as an asset and included in the caption "Investments accounted for under the equity method" and "Goodwill". The goodwill is not amortized and subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and cannot be reversed later.

At the time of selling a subsidiary, jointly-owned subsidiary or affiliated company, goodwill is included in the determination of gain or loss.

3.5 - Acquisitions of companies (subsidiaries, jointly-owned subsidiaries, and affiliates)

a) Diaco S.A.

On January 14, 2008, the Company acquired from minority shareholders an additional stake of 40.2% in the capital of Diaco S.A. for US$ 107.2 million (R$ 188.7 million on the acquisition date). At the end of this operation, the Company came to hold, indirectly, 98.67% of the capital of Diaco S.A.

b) Century Steel, Inc.

On February 12, 2008, the Company, through its subsidiary Pacific Coast Steel (PCS), announced the acquisition of Century Steel, Inc. (“CSI”), a manufacturer of rebars and structural steels, specialized in the manufacture and installation of rebar fabricating products and structural steels, for approximately $151.5 million. Concomitantly with the acquisition of CSI, the Company will pay approximately US$ 68.0 million to increase its stake in PCS to nearly 84%. Such transactions are expected to be concluded in the second quarter of 2008.

c) Cleary Holdings Corp.

On February 21, 2008, the Company signed a purchase agreement for the acquisition of 50.9% of Cleary Holdings Corp., a controlling company of production units of coking coal and reserves of coking charcoal in Colombia with a current production capacity of coking coal of 1.0 million tons per year and the reserves of coking charcoal are estimated at 20 million tons. The amount of US$ 59 million will be disbursed for this purchase and is subject to approval of the regulatory agencies in Colombia.

d) Corsa Controladora, S.A. de C.V.

On February 27, 2008, the Company concluded the acquisition of a 49% stake in Corsa Controladora, S.A. de C.V., which holds 100% of the capital of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel and iron products. Aceros Corsa, situated in the city of Tlalnepantla, metropolitan region of Mexico City, is a mini-mill that produces long steel (light merchant bars) with an installed capacity of 150 thousand tons of crude steel and 300 thousand tons of rolled products per year. The amount of US$110.7 million (R$186.3 million on the purchase date) will be disbursed in this transaction. The Company and the shareholders of Corsa Controladora, S.A. de C.V. also established a joint venture called Estructurales Corsa S.A.P.I. de C.V. with the purpose of implementing a project for the production of structural shapes in Mexico. The new unit will have an installed capacity of 1.0 million tons of crude steel and 700 thousand tons of rolled products per year and will involve an estimated investment of US$ 400 million. The industrial plant will start to operate in 2010. By March 31, 2008 the amount disbursed in this joint venture totalized R$ 23.6 million. This investment is recorded under the equity method.

e) Gerdau GTL México, S.A. de C.V. (Grupo Feld S.A. de C.V.)

In March 2008, the Company concluded the assessment of the fair value of the assets and liabilities of Gerdau GTL México, S.A. de C.V. resulting in the recognition of an additional goodwill of R$ 7,468.

The table below presents the calculation of the fair value of the assets and liabilities for the purchase of Gerdau GTL Mexico on the purchase date:

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Book Value	Acquisition Adjustments	Fair value as of acquisition
Net assets (liabilities) acquired
Current assets	90,478	3,612	94,090
Non-current assets	233,193	(11,080)	222,113
Goodwill	22,667	243,628	266,295
Current liabilities	(43,081)	-	(43,081)
Non-current liabilities	(2,873)	-	(2,873)
	300,384	236,160	536,544

Purchase price			536,544

3.6 - Total Purchase Price Considered for the Acquisitions in the Period

Acquired companies	March 31, 2008	December 31, 2007
Diaco S.A.	188,693
Corsa Controladora, S.A de C.V.	186,284
Estructurales Corsa S.A.P.I. de C.V.	23,566
Chaparral Steel Company		7,792,394
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.		653,825
Grupo Feld S.A. de C.V.		536,544
Multisteel Business Holdings Corp.		217,200
Siderúrgica Zuliana C.A.		176,185
Enco Materials Inc.		84,900
Trefilados de Urbina, S.A. - Trefusa		46,524
Other acquisitions		32,001
Total purchase price	398,543	9,539,573
Less: Cash and cash equivalents of acquired companies	(28,682)	(1,013,842)
	369,861	8,525,731

NOTE 4 -CASH AND CASH EQUIVALENTS

	March 31, 2008	December 31, 2007
Cash	303,724	356,446
Banks and short-term investments	1,775,654	1,669,650
Cash and cash equivalents	2,079,378	2,026,096

NOTE 5 -TRADE ACCOUNTS RECEIVABLE

	March 31, 2008	December 31, 2007
Trade accounts receivable - in Brazil	1,020,420	1,163,417
Trade accounts receivable - exports from Brazil	452,095	406,160
Customer accounts receivable - foreign subsidiaries	2,259,025	1,653,895
(-) Allowance for doubtful accounts	(53,344)	(51,156)
	3,678,196	3,172,316

The Company's maximum credit risk exposure is the amount of the accounts receivable listed above.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

The credit risk results from the possibility of the Company not receiving amounts arising from sales operations.  In order to minimize this risk, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. The allowance for doubtful accounts is calculated based on a credit risk assessment, which considers the history of losses, individual situation of each customer and the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

The aging list of trade accounts receivable is as follows:

	March 31, 2008	December 31, 2007
Current	3,310,998	2,798,225
Past-due:
Up to 30 days	304,940	330,709
From 31 to 60 days	68,856	49,792
From 61 to 90 days	9,583	12,798
From 91 to 180 days	9,752	12,674
From 181 to 360 days	15,792	7,859
Above 360 days	11,619	11,415
(-) Allowance for doubtful accounts	(53,344)	(51,156)
	3,678,196	3,172,316

The changes in the allowance for doubtul accounts are as follows:

Balance as of December 31, 2006	(72,371)
Accrued receivables during the period	(18,001)
Recoveries in the period	2,885
Write-offs	35,883
Exchange variation	2,934
Acquisitions	(2,486)
Balance as of December 31, 2007	(51,156)
Accrued receivables during the period	(3,774)
Recoveries in the period	300
Write-offs	2,411
Exchange variation	(1,125)
Balance as of March 31, 2008	(53,344)

NOTE 6 - INVENTORIES

	March 31, 2008	December 31, 2007
Finished products	2,302,981	2,274,955
Work in progress	1,519,729	1,357,559
Raw materials	1,421,612	1,280,241
Storeroom supplies	898,194	883,002
Advances to suppliers	112,595	73,353
Imports in transit	274,584	228,418
(-) Provision for obsolescence and market value adjustment	(45,919)	(40,867)
	6,483,776	6,056,661

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

The changes in the provision for obsolescence and adjustment to market value are as follows:

Balance as of December 31, 2006	(45,602)
Write-offs	11,501
Provision for the period	(10,917)
Exchange variation	4,151
Balance as of December 31, 2007	(40,867)
Write-offs	4,994
Provision for the period	(8,543)
Exchange variation	(1,503)
Balance as of March 31, 2008	(45,919)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

During the 3-month periods ended March 31, 2008 and 2007 the amounts R$ 6,812,177 and R$ R$ 5,566,401 were recognized, respectively, as cost of sales and freight. The cost of sales includes the amounts R$ 4,994 (R$ 11,501 as of March 31, 2007) referring to permanently written off inventories and R$ 8,543 (R$ 10,917 as of March 31, 2007) referring to the recognition of a provision for obsolescence and market value adjustment.

NOTE 7 -TAX CREDITS

	March 31, 2008	December 31, 2007
Current
ICMS - Imposto sobre Circulação de Mercadorias e Serviços	153,474	154,386
COFINS - Contribuição para o Financiamento da Seguridade Social	81,152	95,963
PIS - Programa de Integração Social	20,482	19,477
IPI - Imposto sobre Produtos Industrializados	46,839	63,671
IRRF (withholding income tax)	171,918	192,245
IVA - Imposto sobre Valor Agregado	50,094	52,977
Outros	23,741	19,598
	547,700	598,317

Non-current
ICMS - Imposto sobre Circulação de Mercadorias e Serviços	170,752	184,551
PIS - (tax on revenue)	22,603	23,946
COFINS (tax on revenue)	104,946	109,032
IPI - Imposto sobre Produtos Industrializados	-	7,968
IRRF (withholding income tax)	280,998	269,397
	579,299	594,894
	1,126,999	1,193,211

The estimate of realization of noncurrent tax credits is as follows:

	March 31, 2008	December 31, 2007
2009	311,890	310,488
2010	125,905	138,620
2011	85,462	92,540
After 2011	56,042	53,246
	579,299	594,894

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 8 -INCOME AND SOCIAL CONTRIBUTION TAXES

 a) Reconciliation of income and social contribution taxes:

	March 31, 2008			March 31, 2007
	IR	CS	Total	IR	CS	Total
Income before income taxes	1,397,763	1,397,763	1,397,763	1,482,063	1,482,063	1,482,063
Statutory tax rates	25%	9%	34%	25%	9%	34%
Income and social contribution taxes at statutory rates	(349,441)	(125,799)	(475,240)	(370,516)	(133,386)	(503,902)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(98,947)	63,437	(35,510)	(2,711)	63,106	60,395
- Equity in subsidiaries	15,208	5,475	20,683	8,764	3,155	11,919
- Interest on capital	23,604	6,681	30,285	-	-	-
- Tax incentives	20,156	-	20,156	14,087	-	14,087
- Tax deductible goodwill recorded in statutory books	52,901	19,044	71,945	51,478	18,532	70,010
- Permanent differences (net)	42,897	17,138	60,035	41,178	2,315	43,493
Income and social contribution taxes	(293,622)	(14,024)	(307,646)	(257,720)	(46,278)	(303,998)
Current			(333,872)			(294,129)
Deferred			26,226			(9,869)

The differences between the tax bases of the assets and liabilities included in the financial statements prepared in accordance with IFRS have been recognized as temporary differences for purposes of deferred taxes and recorded as expense (or income) in the statement of income.

The Company's subsidiaries in Brazil received R$ 8,169 as of March 31, 2008 (R$ 6,721 as of March 31, 2007) of tax incentives in the form of income tax reduction, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013 a 75% reduction in income tax on operating profit, which represented R$ 11,988 as of March 31, 2008 (R$ 7,366 as of March 31, 2007). The respective tax incentives were recorded directly in the income and social contribution tax accounts on the statement of income.

b) Deferred income and social contribution taxes at statutory rates:

	Balance on	Recognized	Exchange	Balance on
	December 31, 2007	in income	variation	March 31, 2008
Non-current assets

Tax losses	133,923	2,887	(613)	136,197
Offset of tax losses	19,123	5,090	-	24,213
Provision for contingencies	128,962	(18,244)	-	110,718
Benefits granted to employees	182,058	(14,723)	(788)	166,547
Other	322,361	15,884	(1,596)	336,649
Amortized goodwill	17,171	16,512	-	33,683
Property, plant and equipment	-	14,067	-	14,067
Provision for losses	130,253	(5,552)	-	124,701

Total Non-current assets	933,851	15,921	(2,997)	946,775

Non-current liabilities

Property, plant and equipment	1,447,387	(10,780)	10,211	1,446,818
Intangible assets	418,402	(12,521)	(4,957)	400,924
Amortized negative goodwill	67,726	536	-	68,262
Benefits granted to employees	141,162	5,291	-	146,453
Inflation/foreign exchange effect	170,596	(2,749)	-	167,847
Other	70,498	9,918	-	80,416

Total Non-current liabilities	2,315,771	(10,305)	5,254	2,310,720

Total net	(1,381,920)	26,226	(8,251)	(1,363,945)

Effect in the income of the year		26,226

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Balance on December 31, 2006	Company acquisition	Recognized in income	Exchange variation	Balance on December 31, 2007
Non-current assets

Tax losses	93,167	-	55,369	(14,613)	133,923
Offset of tax losses	4,349	-	14,774	-	19,123
Provision for contingencies	100,727	-	28,235	-	128,962
Benefits granted to employees	193,058	557	10,988	(22,545)	182,058
Investment credits	33,843	-	(33,843)	-	-
Other	300,236	(121,630)	185,221	(41,466)	322,361
Amortized goodwill	16,341	-	830	-	17,171
Property, plant and equipment	6,916	-	(6,916)	-	-
Provision for losses	167,128	9,707	(46,582)	-	130,253

Total Non-current assets	915,765	(111,366)	208,076	(78,624)	933,851

Non-current liabilities

Property, plant and equipment	1,214,291	313,398	84,096	(164,398)	1,447,387
Intangible assets	16,649	401,753	-	-	418,402
Amortized negative goodwill	65,598	-	2,128	-	67,726
Benefits granted to employees	103,440	-	37,722	-	141,162
Inflation/foreign exchange effect	72,203	-	98,393	-	170,596
Other	2,750	-	67,748	-	70,498

Total Non-current liabilities	1,474,931	715,151	290,087	(164,398)	2,315,771

Total net	(559,166)	(826,517)	(82,011)	85,774	(1,381,920)

Effect in the income of the year			(82,011)

The tax credits arising from tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company's Board of Directors. These studies consider the history of profitability of the Company and its subsidiaries and the expectation of continuous profitability and estimated the recovery of credits over a period not exceeding ten years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

c) Estimated recovery of income and social contribution tax credits:

	March 31, 2008	December 31, 2007
2008	191,678	200,944
2009	160,231	163,552
2010	139,594	143,531
2011	167,989	197,520
2012	106,301	99,684
After 2013	180,982	128,620
	946,775	933,851

	March 31, 2008	December 31, 2007
2008	217,057	223,273
2009	210,910	208,040
2010	138,731	139,786
2011	139,723	140,778
2012	137,655	138,981
After 2013	1,466,644	1,464,913
	2,310,720	2,315,771

d) Unrecognized tax assets

As of March 31, 2008, the Company has total tax losses arising from its operations in Brazil of R$ 207,719 from income tax (R$ 255,115 as of December 31, 2007) and R$ 218,256 from social contribution tax (R$ 214,251 as of December 31, 2007), representing a deferred tax asset of R$ 78,679 (R$ 67,188 as of December 31, 2007). The Company believes that the amounts will be realized based on the combination of future taxable income, except for a portion of R$ 76,925 (R$ 76,925 as of December 31, 2007) due to the lack of an opportunity to use the tax losses in one of its subsidiaries. These tax losses can be carried forward indefinitely.

As of March 31, 2008, Gerdau Ameristeel recognized a deferred tax asset in the amount of R$ 98,599 (R$ 99,850 as of December, 31, 2007). Gerdau Ameristeel has tax losses not arising from capital loss in the amount of R$ 140,978 for Canadian tax purposes (R$ 142,767 as of December 31, 2007), which expire between 2008 and 2027. Gerdau Ameristeel also has net operating losses of approximately R$ 861,957 for North American tax purposes (R$ 872,897 as of December 31, 2007), which expire between 2010 and 2027. Gerdau Ameristeel believes that the net deferred tax asset of its Canadian operations, which as of March 31, 2008 totaled R$ 16,442 (R$ 18,953 as of December 31, 2007), will be realized based on the combination of future taxable income and various tax planning strategies that will be implemented, if necessary. During 2008, Gerdau Ameristeel recorded a provision for loss of R$ 15,462 (R$ 3,011 as of December 31, 2007), against certain state tax assets arising from tax losses and recycling credits. The Company believes that the realization of these deferred tax assets is not probable.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 9 -PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

	Lands and	Machines, equipment,	Furniture and		Data electronic	Foresting/	Fixed assets under
	Buildings	and installations	Appliances	Vehicles	Equipment	reforesting	construction	Total

Gross cost of the property, plant, and equipment
Balance on December 31, 2006	4,190,834	11,924,043	162,652	116,718	447,270	317,718	2,737,467	19,896,702
Foreign exchange effect	(151,071)	(631,799)	(14,393)	(8,181)	(6,962)	-	(68,415)	(880,821)
Acquisitions/sales of companies	357,507	963,668	539	3,502	17,098	(26,342)	128,122	1,444,094
Addition	230,362	717,627	21,203	21,606	41,539	137,684	1,980,073	3,150,094
Transfers	120,045	2,080,857	14,089	1,939	66,295	-	(2,283,225)	-
Disposal	(17,217)	(298,808)	(7,110)	(3,601)	(12,047)	(21,222)	(121,666)	(481,671)
Balance on December 31, 2007	4,730,460	14,755,588	176,980	131,983	553,193	407,838	2,372,356	23,128,398

Foreign exchange effect	35,926	62,198	1,601	1,944	3,909	-	21,215	126,793
Acquisitions/sales of companies	-	(33,569)	-	-	-	-	-	(33,569)
Addition	19,309	30,480	14,876	2,545	8,816	20,543	378,436	475,005
Transfers	12,888	198,974	2,268	1,043	(11,520)	-	(203,653)	-
Disposal	(5,430)	(22,043)	(636)	(514)	(969)	-	(2,063)	(31,655)
Balance on March 31, 2008	4,793,153	14,991,628	195,089	137,001	553,429	428,381	2,566,291	23,664,972

Accumulated depreciation

Balance on December 31, 2006	(1,289,867)	(4,750,563)	(86,044)	(52,225)	(272,368)	(72,092)	-	(6,523,159)
Foreign exchange effect	15,660	176,843	6,512	2,956	11,822	-	-	213,793
Acquisitions/sales of companies	2,334	13,014	283	209	218	2,689	-	18,747
Depreciation, amortization and depletion	(153,278)	(997,880)	(16,563)	(19,084)	(89,023)	(19,271)	-	(1,295,099)
Transfers	3,599	9,332	(12,673)	(1,962)	1,704	-	-	-
Disposal	7,089	246,433	4,237	2,387	10,818	14,300	-	285,264
Balance on December 31, 2007	(1,414,463)	(5,302,821)	(104,248)	(67,719)	(336,829)	(74,374)	-	(7,300,454)

Foreign exchange effect	(4,874)	(9,658)	(857)	(1,232)	(1,444)	-	-	(18,065)
Acquisitions/sales of companies	-	-	-	-	-	-	-	-
Depreciation, amortization and depletion	(38,861)	(231,280)	(4,140)	(5,138)	(20,115)	(3,144)	-	(302,678)
Transfers	155	530	(537)	(148)	-	-	-	-
Disposal	3,602	16,365	305	366	918	-	-	21,556
Balance on March 31, 2008	(1,454,441)	(5,526,864)	(109,477)	(73,871)	(357,470)	(77,518)	-	(7,599,641)

Net property, plant and equipment
Balance on December 31, 2006	2,900,967	7,173,480	76,608	64,493	174,902	245,626	2,737,467	13,373,543
Balance on December 31, 2007	3,315,997	9,452,767	72,732	64,264	216,364	333,464	2,372,356	15,827,944
Balance on March 31, 2008	3,338,712	9,464,764	85,612	63,130	195,959	350,863	2,566,291	16,065,331

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixtures	5 to 10 years
Vehicles	3 to 5 years
Electronic data equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts – property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil), Spanish subsidiaries and the subsidiaries Gerdau Açominas S.A. and Aços Villares S.A. are also insured against loss of profits.

c) Capitalized interest and financial charges – financial charges capitalized during the 3-month period ended March 31, 2008 totaled R$ 26,845 (R$ 18,428 as of March 31, 2007).

d) Guarantees - fixed assets were pledged as collateral for loans and financing in the amount of R$ 1,915,436 as of March 31, 2008 (R$ 1,869,540 as of December 31, 2007).

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 10 -INVESTMENTS

a) Investments accounted for under the equity method

									Estructurales
	Dona Francisca		Armacero	Joint Ventures	Grupo Multisteel Business				Corsa, S.A.P.I de
	Energética S.A.		Ind. Com. Ltda.	North America	Holdings Corp.		Corsa Controladora, S.A. de C.V.		C.V	Total
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment
Balance on December 31, 2006	65,793	17,074	7,717	359,496	-	-	-	-	-	450,080
Equity in earnings of unconsolidated companies	8,793	-	(1,279)	92,550	25,676	-	-	-	-	125,740
Exchange variation	-	-	(318)	(55,930)	(9,206)	(5,116)	-	-	-	(70,570)
Dividends	-	-	-	(109,959)	-	-	-	-	-	(109,959)
Acquisition/disposal of investment	-	-	-	-	136,233	81,588	-	-	-	217,821
Balance on December 31, 2007	74,586	17,074	6,120	286,157	152,703	76,472	-	-	-	613,112
Equity in earnings of unconsolidated companies	2,190	-	956	28,697	11,625	-	13,946	-	(781)	56,633
Other equity variations	-	-	-	3,089	-	-	-	-	-	3,089
Exchange variation	-	-	859	(3,599)	(1,534)	(927)	9,351	-	783	4,933
Dividends	-	-	-	(18,197)	-	-	-	-	-	(18,197)
Acquisition/disposal of investment	-	-	-	-	-	892	52,250	134,034	23,566	210,742
Balance on December 31, 2008	76,776	17,074	7,935	296,147	162,794	76,437	75,547	134,034	23,568	870,312

b) Other investments

	MRS Logística S.A.	Eletrobrás Centrais Elétricas Brasileiras S.A.	Other	Total
	Investment	Investment	Investments
Balance as of December 31, 2006	4,772	-	26,816	31,588
Equity in subsidiaries	-	-	(7,341)	(7,341)
Acquisition/disposal of investment	-	13,851	(4,345)	9,506
Balance as of December 31, 2007	4,772	13,851	15,130	33,753
Equity in subsidiaries	-	-	4,200	4,200
Acquisition/disposal of investment	-	-	(3,970)	(3,970)
Balance as of March 31, 2008	4,772	13,851	15,360	33,983

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 11 - GOODWILL

Balance as of December 31, 2006	437,838
(-) Foreign exchange variation	(231,613)
(+) Gerdau GTL Mexico, S.A. de C.V.	258,827
(+) Valley Placers, Inc.	5,015
(+) Siderúrgica Zuliana, C.A.	111,934
(+) D&R Steel, LLC	5,229
(+) Re-Bars Inc.	2,039
(+) Chaparral Steel Company	5,076,371
(+) Gerdau Açominas S.A.	170,129
(+) Gerdau Aços Longos S.A.	167,726
(+) Gerdau Aços Especiais S.A.	34,209
(+) Gerdau Comercial de Aços S.A.	27,368
53,965
(+) Trefilados de Urbina, S.A. - Trefusa	19,672
(+) Enco Materials Inc.	45,276
(-) Corporación Sidenor, S.A.	(11,081)
(-) GSB Acero, S.A.	(129,508)
Balance as of December 31, 2007	6,043,396
(-) Foreign exchange variation	(69,591)
(+) Sheffield Steel Corporation	11,018
(+) Gerdau Açominas S.A.	1,609
(+) Gerdau Aços Longos S.A.	1,587
(+) Gerdau Aços Especiais S.A.	324
(+) Gerdau Comercial de Aços S.A.	259
(+) Diaco S.A.	232,991
(-) Enco Materials Inc.	(11,017)
Balance as of March 31, 2008	6,210,576

Goodwill by subsidiary:

	March 31, 2008	December 31, 2007
Sipar Gerdau Inversiones S.A.	19,757	20,008
Distribuidora Matco S.A.	4,876	4,334
Sheffield Steel Corporation	123,430	114,058
Pacific Coast Steel Inc.	115,467	117,151
Gerdau GTL México, S.A. de C.V.	231,748	228,724
Valley Placers, Inc.	4,606	4,664
Siderúrgica Zuliana, C.A.	102,565	104,094
D&R Steel, LLC	4,693	4,752
Re-Bars Inc.	1,874	1,898
Chaparral Steel Company	4,854,715	4,926,315
Gerdau Açominas S.A.	171,738	170,129
Gerdau Aços Longos S.A.	169,313	167,726
Gerdau Aces Especiais S.A.	34,533	34,209
Gerdau Comercial de Aces S.A.	27,627	27,368
Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.	53,965	53,965
Diaco S.A.	236,180	-
Trefilados de Urbina, S.A. - Trefusa	21,162	19,997
Enco Materials, Inc.	32,327	44,004
	6,210,576	6,043,396

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Goodwill impairment assessment

The Company evaluates every year the recoverability of the goodwill on investments and uses common market practices to do so, especially in relation to the cash flow discounted from its units that have allocated goodwill. The recoverability of goodwill is evaluated quarterly to analyze and identify facts or circumstances which could require advancing the annually performed test. No impairment loss was identified for the Company's goodwill in the period.

NOTE 12 - INTANGIBLE ASSETS

Intangible assets refer basically to goodwill arising from the acquisition of companies:

	Pacific Coast Steel Inc.	Corporación Sidenor, S.A.	Chaparral Steel Company	Enco Materials, Inc.	Other	Total
	Trade Fund	Carbon Emission Reduction Certificates	Fund Commerce	Fund Commerce
Balance as of December 31, 2006	17,322	18,648	-	-	9,411	45,381
Exchange variation	(2,646)	(1,666)	(39,983)	43	(488)	(44,740)
Acquisition	1,628	5,472	1,112,808	14,917	4,156	1,138,981
Disposal	(831)	(15,890)	-	-	(264)	(16,985)
Amortization	(2,684)	-	(42,514)	(991)	(2,733)	(48,922)
Balance as of December 31, 2007	12,789	6,564	1,030,311	13,969	10,082	1,073,715
Exchange variation	(160)	1,303	(13,335)	(183)	130	(12,245)
Acquisition	-	18,803	-	-	80	18,883
Disposal	(8)	(1,583)	-	-	(289)	(1,880)
Amortization	(717)	-	(40,169)	(752)	(168)	(41,806)
Balance as of March 31, 2008	11,904	25,087	976,807	13,034	9,835	1,036,667
Estimated useful lives	5 years	Undefined	15 years	5 years	5 years

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 13 - LOANS AND FINANCING

Loans and financing are as follows:

	Annual
	charges (*)	March 31, 2008	December 31, 2007
Short term financing in Brazilian reais
Working capital	6.25%	11,585	534,718
Short term financing in foreign currency
Working capital (US$)	7.41%	233,896	508,510
Working capital (EUR)	5.61%	154,191	156,894
Working capital (Clp$)	5.19%	18,654	29,523
Working capital (Cop$)	8.39%	43,641	13,428
Working capital (PA$)	10.65%	27,961	54,113
Financing of investment (US$)	7.06%	285,101	72,935
Financing of fixed assets and other (US$)		-	1,787
		775,029	1,371,908
Plus current portion of long-term loans and financing		1,272,438	1,129,077
Short term financing plus current portion		2,047,467	2,500,985

Long-term financing in Brazilian reais
Working capital	10.28%	120,060	105,345
Financing of fixed assets	8.29%	1,393,260	1,412,516
Financing of investment	10.96%	762,402	744,325
Long-term financing in foreign currency
Working capital (US$)	7.77%	466,520	395,548
Working capital (EUR)	5.61%	800,580	702,379
Bearer bonds(Perpetual bonds and Senior Notes) (US$)	9.75%	1,759,869	1,772,751
Açominas exports receivables (US$)		-	-
Advances on export contracts (US$)	5.83%	434,687	508,687
Financing of investment (US$)	6.80%	6,352,415	6,400,934
Financing of fixed assets and other (US$)	7.48%	1,567,407	1,547,720
		13,657,200	13,590,205
Less: current portion		(1,272,438)	(1,129,077)
Long term financing minus current portion		12,384,762	12,461,128
Total financing		14,432,229	14,962,113

(*) Weighted average tax on March 31, 2008

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	March 31, 2008	December 31, 2007
Real (R$)	2,287,307	2,796,904
U.S. Dollar (US$)	11,099,895	11,208,872
Euro (EUR)	954,771	859,273
Colombian Peso (Cop$)	43,641	13,428
Argentine Peso (PA$)	27,961	54,113
Chilean Peso (Clp$)	18,654	29,523
	14,432,229	14,962,113

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Maturity of long-term loans and financing:

2009	1,097,834
2010	1,114,634
2011	2,753,897
2012	2,801,348
After 2012	4,617,049
12,384,762

a) Guaranteed Perpetual Notes and Senior Notes

Gerdau S.A. concluded the private issue of Guaranteed Perpetual Notes (Notes) on September 15, 2005 in the total amount of US$ 600 million (R$ 1,049,460 as of March 31, 2008). These Notes are guaranteed by the Brazilian operating companies Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The Notes have no maturity but may become due in certain specific circumstances (as defined in the terms of the Notes), which are not under total control of the Company. The Company has the option of redeeming these Notes after 5 years of their issue, i.e., the first option for redemption is in September 2010. Interest is payable quarterly and each quarterly payment date after September 2010 is also a redemption option date. The subsidiary Gerdau Ameristeel Corporation has a private issue of Senior Unsecured Notes in the amount of US$ 405 million (R$ 708,386 as of March 31, 2008), at the cost of 10.375% per year, with maturity in 2011.

b) Bridge Loan Facility and Term Loan Facility

On September 14, 2007, the subsidiary Gerdau Ameristeel Corp. financed the acquisition of Chaparral Steel Company with a Bridge Loan Facility in the amount of US$ 1.15 billion (R$ 2,011,465 as of March 31, 2008) and with a Term Loan Facility in the amount of US$ 2.75 billion (R$ 4,810,025 as of March 31, 2008).

The Bridge Loan Facility was completely paid off. The Term Loan Facility has installments due between 5 and 6 years from the acquisition closing and is subject to Libor + between 1% and 1.25%.

The Bridge Loan Facility and the Term Loan Facility are not collateralized by assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and its Brazilian operating subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., and Gerdau Comercial de Aços S.A.) have guaranteed the liabilities with respect to both credit lines.

c) Ten-Year Bonds

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Year Bonds in the total in the amount of US$ 1 billion (R$ 1,749,100 as of March 31, 2008). Such Bonds, which mature on October 20, 2017, are subject to interest of 7.25% per year, payable semiannually in the months of April and October, beginning April 2008, and are guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.

d) Guarantees

The loans contracted under the FINAME/BNDES program, totaling R$ 1,459,674 on the date of the Financial Statements, are guaranteed by the financed assets. Other loans are guaranteed by the controlling shareholders’ collateral signatures, on which the Company pays a rate of 1% per year.

e) Covenants

 As a way of monitoring the financial condition of the Company, the banks involved in the financing agreements use restrictive covenants, as described below:
I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the EBITDA for the last 12 months should represent at least 3 times the debt service of the same period. As of March 31, 2008 such covenant represents R$ 1,850,715 and is around 10.9.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the debt coverage level should not surpass 4 times the EBITDA for the last 12 months. As of March 31, 2008 such covenant represents R$ 26,844,792 and is around 2.3 times the EBITDA for the last 12 months.
III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements. The contractual index indicates that the Net Worth must be greater than R$ 3,759,200.
IV) Current Ratio - measures the capacity to pay current liabilities. The contractual index indicates that the current ratio must be greater than 0.8. As of March 31, 2008 the current ratio is 3.7.

All the covenants mentioned above are calculated based on the Consolidated Interim Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of maturity of loans.

f) Credit lines

In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from the BNDES (National Bank for Economic and Social Development) in the amount of R$ 900,000 for the purchase of equipment and for expenses. The funds are provided as the subsidiaries implement their investment plans and submit proof of expenditures to the BNDES. As of March 31, 2008, R$ 683,523 of this credit line had been drawn down. The contracted interest rate was TJLP (long-term interest rate) + 2.5% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and are subject to the compliance with financial covenants by Metalúrgica Gerdau S.A.

In August 2006, the subsidiary Gerdau Açominas S.A. obtained an approval from the BNDES for a loan of R$ 344,749 for increasing the production capacity of liquid steel at the unit in Ouro Branco, Minas Gerais state, from the present 3 million metric tons a year to 4.5 million metric tons a year by making investments in a new coke plant, new sintering facilities, and a new blast furnace, as well as for implementing social projects to be carried out by the company itself or in partnership with public or private nonprofit institutions that are directly involved in the local community. The contracted interest rate was TJLP (long-term interest rate) + 2% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and are subject to the compliance with financial covenants by Metalúrgica Gerdau S.A. As of March 31, 2008, the total resources of this credit line had been drawn down.

In November 2006, Gerdau S.A. closed a Senior Liquidity Facility operation in order provide the management of its liabilities with one more tool that will make it possible to better manage short-term risks. The operation contributed to reduce the Company's level of exposure in the case of liquidity reduction in the financial and capital markets and is part of the Liability Management process being implemented by the Company. The Senior Liquidity Facility amounts to US$ 400 million (R$ 699,640 as of March 31, 2008) and the borrower will be the subsidiary GTL Trade Finance Inc., with guarantees provided by the following companies: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.. The program has a 3-year cash period with 2 years for payment from the time each disbursement is made. The costs are a Facility Fee of 0.27% per year and Libor + 0.30% to 0.40% per year in the case of disbursement. No amounts have been withdrawn against this credit line as of March 31, 2008.

The subsidiary Gerdau Açominas S.A. has the following credit lines:

• US$ 267 million (R$ 467,010 as of March 31, 2008) with a group of banks led by Citibank, N.A, Tokyo Branch, whose credit insurance was given by Nippon Export and Investment Insurance (NEXI) and guarantee by Gerdau S.A. The operation has a term of ten years, of which two are the grace period and the remaining eight for payment. The contracted interest rate was LIBOR + 0.3% per year (equivalent to an all-in cost of 7.27% per year on the contract date). As of March 31, 2008, all of the amounts under the credit line had been drawn down. The resources are being used to finance part of the project to increase the production capacity to 4.5 million metric tons, including the following sub-projects: Raw Material Yards, Ladle Furnace, Billet Inspection Line, Transportation and Railroads, Water and Gas Piping Systems, Firefighting, Turbogenerator Blower, Boiler, Information Technology, Management and Technical Assistance.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Together with the contracting of this line of credit, Gerdau performed a swap operation for protection against foreign exchange exposure of the Japanese yen against the US dollar (note 15).

• US$ 69 million (R$ 120,688 as of March 31, 2008) from Export Development Canada, whose credit insurance was given by KfW and guarantee by Gerdau S.A. The operation has a term of six years, of which two are the grace period and the remaining four for payment. The operation had an all-in cost of 7.22% per year on the contract date. As of March 31, 2008, US$ 32 million (R$ 55,971 as of March 31, 2008) under this credit line had been drawn down. The funds are being used to finance part of the Continuous Casting of Blooms project.

• US$ 201 million (R$ 351,569 as of March 31, 2008) from BNP Paribas (50%) and the Industrial and Commercial Bank of China - ICBC (50%), whose credit insurance was given by China Export & Credit Insurance Company (Sinosure) and guarantee by Gerdau S. A. The operation has a term of twelve years, for which three are the grace period and the remaining nine for payment. The operation had an all-in cost of 6.97% per year on the contract date. As of March 31, 2008, US$ 174 million (R$ 304,343) of this credit line had been drawn down. The funds are being used to finance 85% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant.

Together with the contracting of this line of credit, Gerdau entered into a commercial loan operation for the total of US$ 50 million (R$ 87,455 as of March 31, 2008) with BNP Paribas. This line has already been fully used. The funds were used to finance 15% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant as well as 100% of the Sinosure credit insurance associated with the projects.

The North American subsidiaries have a credit line in the amount of US$ 650 million (R$ 1,136,915 as of March 31, 2008) falling due in October 2010, which can be drawn in U.S. dollars (Libor + 1% to 2% per year or US Prime/FED Funds + -0.5% to +0.5% per year) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus 1% to 2% per year, or Canadian Prime plus 0% to 1% per year). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. No amounts have been withdrawn against this credit line as of March 31, 2008. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

In November 2006, the subsidiary Gerdau Ameristeel US Inc. obtained a credit line from KfW in the amount of US$ 75 million (R$ 131,183 as of March 31, 2008) with a maturity in November 2008. The contracted interest rate for ECA Loans was Libor plus 0.3% to 0.6% per year and for Commercial Loans was Libor plus 1.6% to 2.2% per year. As of March 31, 2008, US$ 15 million (R$ 26,237 as of March 31, 2008) of this credit line had been drawn down. The funds will be used to finance the acquisitions of fixed assets. The equipment to be financed will be given as guarantee for this line.

The subsidiary Gerdau Aza S.A. has a line of credit of Clp$ 48.4 billion (R$ 193,789 as of March 31, 2008), bearing interest of 6.96% per year. This line was not being used as of March 31, 2008.

NOTE 14 - DEBENTURES

	General	Quantity as of March 31, 2008
Issuance	Meeting	Issued on	Portfolio	Maturity	Annual charges	March 31, 2008	December 31, 2007
3rd - A and B	May 27, 1982	144,000	80,780	June 1, 2011	CDI	158,937	165,970
7th	July 14, 1982	68,400	23,103	July 1, 2012	CDI	139,114	152,606
8th	November 11, 1982	179,964	37,002	May 2, 2013	CDI	286,872	257,961
9th	June 10, 1983	125,640	21,923	September 1,2014	CDI	318,530	252,086
11th - A and B	June 29, 1990	150,000	97,898	June 1,2020	CDI	151,697	131,147
						1,055,150	959,770
Aços Villares S.A.	September 1, 2005	28,500	-	September 1, 2010	104.5% DI	308,495	308,028
Debentures held by subsidiaries						(366,776)	(326,522)
Total Consolidated						996,869	941,276
Current						94,744	38,125
Non-current						902,125	903,151

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Maturities of long-term amounts are as follows:

	March 31, 2008	December 31, 2007
2009	106,875	142,500
2010	106,875	127,403
2011	158,937	165,970
2012	139,114	152,606
After 2012	390,324	314,672
	902,125	903,151

Debentures issued by Gerdau S.A.

The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 11.33% and 11.82% on March 31, 2008 and December 31, 2007, respectively.

Debentures issued by Aços Villares S.A.

The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market with a face value of R$ 10 totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010. They pay interest equivalent to 104.5% of the DI (interbank deposit) rate on a quarterly basis. The principal will be paid in eight equal, quarterly and consecutive installments, beginning on December 1, 2008.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of:
- Cash and cash equivalents - are presented in note 4.
- Trade accounts receivable - are presented in note 5.
- Cash investments - are recorded at their redemption value at the date of the Consolidated Interim Financial Statements.
- Related-party transactions - are described in note 18;
- Loans and financing - are presented in note 13.
- Debentures - are presented in note 14.

b) Fair value – the fair value of the aforementioned financial instruments, calculated as per methodologies mentioned in note 2.19, is as follows:

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	March 31, 2008		December 31, 2007
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	2,079,378	2,079,378	2,026,096	2,026,096
Short-term investments	2,004,437	2,004,437	3,113,277	3,113,277
Trade accounts receivable	3,678,196	3,678,196	3,172,316	3,172,316
Imports financing	1,574,295	1,574,295	1,541,315	1,541,315
Pre-payment financing	433,688	433,688	460,074	460,074
Bank notes financing (Senior Notes)	722,912	754,275	716,792	757,850
Treasury stock	126,451	260,674	106,667	268,696
Perpetual bonds	1,051,530	1,114,589	1,064,876	1,107,534
Other financing	10,649,804	10,649,804	11,179,056	11,179,056
Debentures	996,869	996,869	941,276	941,276
Related parties (assets)	10,905	10,905	17,100	17,100
Related parties (liabilities)	2,089	2,089	563	563
Unrealized gains on derivatives	49,783	49,783	1,567	1,567
Unrealized gains on derivatives	52,475	52,475	18,070	18,070
Dividends payable	70,847	70,847	392	392
Other accounts receivable	529,036	529,036	511,285	511,285
Other accounts payable	788,415	788,415	857,665	857,665
Long-term incentive plan (note 24)	-	42,218	-	33,445
Put options on minority interest (note 15.f)	1,072,866	635,501	889,440	471,477

The Company and its subsidiaries believe that the other financial instruments, which are recognized in the Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk: this risk is related to the possibility of changes in prices of the products sold by the subsidiaries or in prices of raw materials and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk is originated in the interest rates fluctuations in the several countries where the Company operates. Such activities in the interest rates may generate gains or losses on liabilities and assets (cash investments) that the Company holds. In order to minimize possible impacts resulting from such fluctuations, the Company looks into balancing its exposures between fixed rates and variable rates, adopting a corporate policy intending to comply with the maximum/minimum proportion of 65% and 35% between the rate modalities. In order to meet such balance, the Company may contract in the financial market operations of interest rate derivatives, in order to comply with such corporate policies.

Exchange rate risk: such risk arises from exchange rate fluctuations in the countries where the Company operates. This risk can be easily observed in countries where the revenue is in local currency and the costs are in foreign currency, therefore generating a mismatching of cash flows. In order to measure the foreign exchange exposure, the Company considers the assets and liabilities it has in dollars, reaching a net foreign exchange exposure, called Net Exposure, which is the real exposure. If necessary, the Company may contract operations of foreign exchange rate derivatives, to protect itself against such exposure. Additionally, as a corporate policy, the units must not generate debts in a currency other than that of its cash generation. Should this happen, the unit must contract a Hedge to protect itself against such exposure.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to cash investments, the Company and its subsidiaries invest solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Capital management risk: this risk comes from the Company's choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (shareholders' equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI's (Key Performance Indicators) related to the objective "Capital Structure Management" are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders' Equity Ratio. The Total Debt is composed of loans and financing (note 13) and debentures (note 14). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program. In the last years, the key indicators of the capital structure management process have been as follows:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 7 times
Debt/Shareholders' Equity Ratio	between 25%-75% and 50%-50%

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 0.1% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Interim Financial Statements. The impact calculated considering such variation in the foreign exchange rate totals R$ 12,145 as of March 31, 2008 (R$ 12,165 as of December 31, 2007). The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impacts from the occillation of the exchange rate.

Interest rate sensitivity analysis: The Company is exposed to interest rate risks in its loans, financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or a 0.1% reduction between the Brazilian real and the foreign currencies on such outstanding loans, financing and debentures on the date of the Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 60,463 as of March 31, 2008 (R$ 59,419 as of December 31, 2007).

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2008 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Hedging financial instruments	Available for sale	Total
Cash investments	-	1,765,214	-	239,223	2,004,437
Derivatives	-	49,783	-	-	49,783
Trade accounts receivable and other receivables	4,218,137	-	-	-	4,218,137
Cash and cash equivalents	2,079,378	-	-	-	2,079,378
Total	6,297,515	1,814,997	-	239,223	8,351,735

Liabilities	Liabilities at market value with gains and losses recognized in the result	Hedging financial instruments	Other financial liabilities	Total
Loans and Financing	-	-	17,489,766	17,489,766
Derivative financial instruments	52,475	16,496	-	52,475
Total	52,475	16,496	17,489,766	17,542,241

December 31, 2007 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Available for sale	Total
Cash investments	-	2,836,903	276,374	3,113,277
Derivatives	-	1,567	-	1,567
Trade accounts receivable and other receivables	3,700,701	-	-	3,700,701
Cash and cash equivalents	2,026,096	-	-	2,026,096
Total	5,726,797	2,838,470	276,374	8,841,641

Liabilities	Liabilities at market value with gains and losses recognized in the result	Other financial liabilities	Total
Loans and Financing	-	16,868,676	16,868,676
Derivative financial instruments	18,070	-	18,070
Total	18,070	16,868,676	16,886,746

Except for an instrument classified as cash flow hedge, which has its unrealized loss classified directly in shareholders’ equity, all derivatives are interest rate swaps and were recorded at fair value, and realized and unrealized losses are presented as "Net gains (losses) on derivatives" in the consolidated statement of income.

e) Operations with derivative financial instruments

Derivative financial instruments include interest rate swap agreements, mainly for exchanging variable-rate debt based on the CDI (interbank deposit rate) denominated in Brazilian reais for fixed-rate debt based on the Brazilian reference rate, swapping fixed interest rate debts in US dollars for variable rate debts based on the Japanese Libor, as well as a reverse swap in which the Company receives a variable rate based on the Japanese Libor and pays a fixed interest rate in US dollars.

Gerdau Açominas S.A. entered into interest rate swap contracts whereby it receives a variable interest rate based on Libor and pays a fixed interest rate in US dollars. These contracts have a nominal value of R$ 481,221 and a maturity date between June 15, 2010 and November 30, 2011. The fair value of these contracts, which represents the amount that would be received if the contracts were finalized on March 31, 2008, is a net loss of R$ 16,393 (a net gain of R$ 7,466 as of March 31, 2007).

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Gerdau Açominas S.A. also entered into a reverse swap contract whereby it receives a fixed interest rate in US dollars and pays a variable interest rate based on the Japanese Libor in Japanese yens with a nominal value of R$ 467,010. This swap matures on March 24, 2016. The fair value of this contract, which represents the amount that would be received if the contract were finalized on March 31, 2008, is a net gain of R$ 39,220 (net gain of R$ 6,578 as of March 31, 2007).

Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Libor in Japanese yens and pays a fixed interest rate in US dollars with a nominal value of R$ 392,737. This swap matures on March 31, 2015. The fair value of this contract, which represents the amount to be received if the contract were finalized on March 31, 2008, is a net gain of R$ 1,712 (net loss of R$ 337 as of March 31, 2007).

For Gerdau Aços Longos S.A., there was no swap outstanding as of March 31, 2008. The nominal value of these contracts was R$ 194,999 as of March 31, 2007. There are no unrealized gains or losses as of March 31, 2008 and unrealized net gains were R$ 685 as of March 31, 2007.

For GTL Equity Investments Corp. there was no swap or put option on currency exchange outstanding as of March 31, 2008. The nominal value of these contracts was R$ 66,853 as of March 31, 2007. There are no unrealized gains or losses as of March 31, 2008 and unrealized net gains totaled R$ 4,700 as of March 31, 2007.

The Company was committed to purchase an additional stake in Diaco S.A. This option was exercised by the counterparty during the 1st quarter of 2008, resulting in a payment made by the Company in the amount of US$ 107.2 million on January 10, 2008 and represented an increase of 40.2% in the stake of Diaco S.A.

Empresa Siderúrgica del Peru S.A.A. - Siderperu - entered into an interest rate swap contract, whereby it receives a variable interest rate based on Libor and pays a fixed interest rate in US dollars. This contract has a nominal value of R$ 131,183 and maturity date of April 30, 2014. The fair value of this contract, which represents the amount to be received if the contract were finalized on March 31, 2008, is a net loss of R$ 7,202.

During March 2008, Gerdau Ameristeel entered into interest rate swap contracts, qualified as cash flow hedges, in order to reduce its exposure to the variation based on Libor of the Term Loan Facility (note 13.b). The contracts have a nominal value of R$ 1,749,100; the fixed interest rates for such swaps are between 3.3005% and 3.7070% and have maturities between March 2012 and September 2013. If added to the spread over Libor related to the tranche B of the Term Loan Facility, the interest rate for these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps, which represents the amount to be paid if the contract were finalized on March 31, 2008, is a net loss of R$ 16,496, which is recorded as a specific component of shareholders’ equity.

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps, which are qualified as fair value hedges, subsequent to the refinancing of its debt. These contracts have a notional value of R$ 349,820, expiring on July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on Libor. The fair value of the interest rate contract, which represents the amount to be paid if the contract were finalized on March 31, 2008, is a net gain of R$ 8,958 (net loss of R$ 5,374 as of March 31, 2007).

Additionally, Gerdau Ameristeel has interest rate option (known as caps and floor or collars), related to the hedge of the fair value mentioned above, in order to minimize its exposure to the interest rate variation on Libor. The fair value, which represents the amount to be paid if the contracts were finalized on March 31, 2008, is a net loss of R$ 12,503.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

f) Share purchase obligations

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor, purchased simultaneously 40% and 20% of Sidenor, respectively. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was 165,828 euros (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate and Sidenor has the right of preference to purchase these shares and also may at any time during the period of the put option validity to require that the Santander Group exercises the put option before the expiration date. Furthermore, the Company consented to guarantee to pay to the Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor's shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a noncurrent liability under “Minority interest put options”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date 80% of Sidenor as its investment. As of March 31, 2008, such potential commitment totaled R$ 503,964 (R$ 471,477 as of December 31, 2007).

During 2007, the subsidiary Gerdau Aços Especiais S.A. entered into a contract with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder (together with other third parties) of the indirect subsidiary Aços Villares S.A. ("Villares"). This contract gives BNDESPAR the option to sell to the Company its stake of 28.8% in Villares for a certain price. This price was determined to be the higher of (a) the bid price included in the tender offer for the acquisition of Sidenor that took place last year plus TJLP (long-term interest rate) + 4% p.a., minus some dividend paid by Villares capitalized at the same interest, or (b) the tender offer price per share divided by 130% of the price of Gerdau S.A. shares, which results in a total quantity of options for BNDESPAR. At the end of the fifth year of the contract, BNDESPAR has the higher of the options (a) and (b) above. Between the fifth and seventh year, the option is still open, but the price is only that described in item (a) above. On December 31, 2007 the value of this put option is zero, since the value of the shares held by the bank is higher than the option’s value. According to IAS 32 (Presentation of Financial Instruments), the Company reclassified the exercise price of the put option from “Minority interests” to a noncurrent liability under “Minority interest put options”, even though the shares held by the bank have a value higher than the exercise price of the option and, as a result, there is a remote likelihood of BNDESPAR exercising this put option. If at the maturity date of put option BNDESPAR has not exercised its option, the reclassification will be reversed and the amount of the interest held by BNDESPAR will once again be recognized as a minority interest. As of March 31, 2008, the amount recognized as potential obligation is R$ 437,365 (R$ 417,963 as of December 31, 2007).

Gerdau Ameristeel has the call option for 45% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 45% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied by 5. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining stake to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 (presentation of financial instruments), the Company performed the reclassification of the exercise value of the put option from the account (minority interests” to noncurrent liabilities under the account “minority interest put options”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Financial Statements, will be recognized as a minority interest. As of March 31, 2008 the amount recorded as potential obligation is R$ 131,537.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 16 - TAXES PAYABLE

	March 31, 2008	December 31, 2007
Income and social contribution taxes	232,061	92,548
Payroll charges	98,163	96,895
ICMS (state VAT)	60,433	33,310
COFINS (tax on revenue)	41,345	21,667
IPI (federal VAT)	43,498	40,207
PIS (tax on revenue)	9,112	4,546
Withholding income tax	61,574	30,121
Taxes in installments	57,766	30,566
Value-added tax	48,482	41,602
Other	81,799	70,849
	734,233	462,311

NOTE 17 - OBLIGATIONS AND RESERVES

The Company and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil, and tax matters. Based on the opinion of its legal counsel, Management believes that the reserve for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of March 31, 2008.

The balances of the reserves are as follows:

I) Reserves

		March 31, 2008	December 31, 2007
a) Tax contingencies
ICMS (state VAT)	(a.1)	32,220	89,454
CSLL (social contribution tax)	(a.2)	5,804	5,903
IRPJ - Corporate Income Tax	(a.3)	12,760	13,098
INSS (social security contribution)	(a.4)	47,518	46,671
ECE (Emergency Capacity Charge)	(a.5)	33,996	33,996
RTE (Extraordinary Tariff Adjustment)	(a.5)	21,612	21,612
II (import tax)/IPI (excise tax) Drawback	(a.6)	89,599	89,018
Other tax contingencies	(a.7)	82,530	83,021
		326,039	382,773
b) Labor contingencies:	(b.1)	92,613	93,800
c) Civil contingencies	(c.1)	12,504	12,530
		431,156	489,103

a) Reserve for Tax Contingencies

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings under judgment by the Finance Department of the States of Mato Grosso, Maranhão, Amazonas, Bahia and Rio de Janeiro and by the State Courts of Pernambuco and Paraná. The contingencies were properly updated, as established by legislation. The reduction of the amount is due to the inclusion of debts in the Special Installment Payment Program for ICMS, established by Law No. 17247 of December 27, 2007, and Decrees No. 44695 of December 28, 2007 and No. 44704 of January 15, 2008, in the State of Minas Gerais.

a.2) CSLL - The lawsuit refers to the constitutionality of the tax and the tax basis.

a.3) IRPJ- under discussion at the administrative level.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

a.4) Lawsuits related to INSS in the lower and appellate courts of Minas Gerais, Rio de Janeiro, Espírito Santo, and Pernambuco. The consolidated balance refers to lawsuits related to SAT (Occupational Accident Insurance), as well as several tax delinquency notices for INSS on outside services relating to the last 10 years for which the National Institute of Social Security understands that Gerdau Açominas S.A. is jointly liable. The assessments were maintained at the administrative level and Gerdau Açominas S.A. filed annulment actions with escrow deposits for the amount under discussion based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Adjustment (RTE) are charges required in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System set forth in the Federal Constitution. For this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal Courts of Sao Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts and the Superior Court of Justice. The Company has fully deposited in escrow the amounts of the charges under discussion.

a.6) The reserve recorded by the subsidiary Gerdau Açominas S.A. is intended to cover amounts required by the Federal Revenue Service for Import Tax, IPI (federal VAT) and applicable charges on transactions made under a drawback that was subsequently annulled by the Foreign Trade Operations Department (DECEX). The Company does not agree with the administrative decision that annulled the drawback and defends the legality of the transactions made. This issue is under litigation that currently awaits judgment in the Federal Supreme Court (STF).

a.7) The reserve was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

b) Reserve for Labor Contingencies

b.1) The Company and its subsidiaries are also a party to labor claims, which include indemnity claims for occupational accidents and diseases. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Reserve for Civil Contingencies

c.1) The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of business, which totaled as of March 31, 2008 the amount shown as contingent liabilities.

II) Unaccrued Contingent Liabilities

a) Tax Contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 49,766. The Company did not record any reserve for contingencies for such action since it believes that this tax payment is undue, because products for export are exempted from ICMS (state VAT).

a.2) The Company is a defendant in debt foreclosures filed by the States of Minas Gerais and Pernambuco to demand ICMS credits arising mainly from exports of semi-finished processed products. Currently, the total amount demanded is R$ 45,502. The Company has not made any reserve for such claims since it believes that this tax is not applicable, the products do not fall under the definition of semi-finished processed products as established in federal complementary law and, therefore, are not subject to ICMS.

a.3) On December 6, 2000, the Company adhered to the Tax Debt Refinancing Program (REFIS) to pay PIS and COFINS in 60 months. The last installment was paid on May 31, 2005. Despite the payment of all installments, the balance of R$ 20,766 remains in the REFIS account, which was contested. After the pending issues of the administrative proceeding are resolved with the REFIS Committee, the Company believes that there will be no outstanding installment.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

a.4) The Company and its subsidiaries, Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Comercial de Aços S.A., have other lawsuits concerning ICMS, related principally to credit right and rate differences, in the total of R$ 125,065. No reserve has been recorded for such claims since they were assessed as possible loss by the legal counsel.

a.5) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to the lawsuits relating to IPTU, Import Tax and IPI. The total amount of these lawsuits is R$ 51,940. No reserve has been recorded for these lawsuits since they were assessed as possible loss by the legal counsel.

b) Civil Contingencies

b.1) Antitrust proceeding involving the Company brought by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE) and based on public hearings, the SDE was of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The proceeding was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.
However, the proceeding was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit filed by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals filed by CADE.
CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment – a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006.
It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.
Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.
Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2007 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE's decision until the Judge's final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary action is linked to the suit originally proposed. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after contested by CADE.
It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.
The Company denies any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal counsel, that the administrative proceeding until now has irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is possible to reverse its conviction.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

b.2) A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court.
The insurance company pleaded doubt in relation to whom payment should be made and alleged that the subsidiary is resisting receiving the payment and settling the matter. The lawsuit was challenged both by the Bank (which claims to have no right to the amount deposited, which settles the doubt raised by Sul América) and by the subsidiary (which claims that there is no such doubt and justification to refuse payment since the amount owed by Sul América is higher than the amount involved). Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the escrow deposit was withdrawn in December 2004.
Based on the opinion of its legal counsel, the subsidiary assesses the risk of loss as remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a collection lawsuit for the amounts recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.
The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel plants, which resulted in the stoppage of several activities, with damages to the steel mill equipment and loss of profits. The equipment and the loss of profits arising from the accidents were covered by an insurance policy. The report on the events and the loss claim for prompt payment were filed with IRB – Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.
In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and property damages, in the total amount of approximately R$ 110,000, was recorded based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s answer, although not yet recorded. In addition to these amounts, the Company incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded. The case is still in progress with the engineering and accounting experts, who will judicially demonstrate the amounts stated by Gerdau Açominas S.A.

Based on the opinion of its legal counsel, Management considers that the risk of losses from other contingencies affecting the results of operations or the consolidated financial position of the Company is remote.

III) Unaccrued contingent assets

a) Tax Contingencies

a.1) The Company believes that the realization of certain contingent assets is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this asset is not expected in 2008 and following years. For this reason, this asset is not recorded in the Financial Statements.

a.2) Also, the Company and its subsidiary Gerdau Açominas S.A. expect to recover IPI premium credits. Gerdau S.A. has filed administrative requests for reimbursement, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceeding was judged unfavorably. Currently, the proceeding awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 326,502 (consolidated). Due to the uncertainty as to its realization, the credit is not recorded.

The changes in the reserve for contingencies are shown below:

	March 31, 2008	December 31, 2007
Balance at the beginning of the period	489,103	402,795
(+) Amounts accrued against income	1,892	86,834
(-) Reversal of amounts against income	(60,839)	(42,427)
(+) Foreign exchange effect on provisions in foreign currency	1,000	311
(+) Company acquisitions	-	41,590
Balance at the end of the period	431,156	489,103

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IV) Escrow deposits

The Company has escrow deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2008	December 31, 2007

Tax	192,872	188,268
Labor	24,835	23,913
Other	12,421	11,554
	230,128	223,735

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	March 31, 2008	December 31, 2007
Assets
Controlling shareholders
Metalúrgica Gerdau S.A.	-	86
Santa Felicidade Ltda.	14	15

Affiliated Companies
Armacero Ind. Com. Ltda.	12	10

Jointly-owned subsidiaries
Estructurales Corsa, S.A.P.I de C.V	6,033	-

Other
Fundação Gerdau	4,763	16,971
Other	83	18
	10,905	17,100

Liabilities
Controlling shareholders
Metalúrgica Gerdau S.A.	(1,969)	-

Jointly-owned subsidiaries
Joint Ventures North America	(122)	(499)

Other	2	(64)
	(2,089)	(563)
	8,816	16,537

Net financial income (expenses)	498	14,800
Loans and advances to executive officers	522	2,090

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

b)	Guarantees granted

The Company has guaranteed the financing contracts of the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A in the amounts of R$ 1,228,731 and R$ 50,893, respectively. The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. - Siderperú for a secured loan of up to US$ 150 million, equivalent to R$ 262,365 as of March 31, 2008. Gerdau S.A. guarantees loans to GTL Spain in the amount of R$ 7,112. The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 71,662, corresponding to a joint liability of 51.82% of the amount. The subsidiaries Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Aços Especiais S.A., Gerdau Aços Longos S.A. and Florestal Rio Largo Ltda. are the guarantors of the vendor financing loan agreement of the affiliate Banco Gerdau S.A., in the amounts of R$ 5,113, R$ 33,963, R$ 32,202, R$ 1,408 and R$ 354, respectively. The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility of the subsidiary GTL Trade Finance Inc. in the amount of US$ 400,000, equivalent to R$ 699,640 as of March 31, 2008. The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary of Gerdau Ameristeel Corporation, GNA Partners, in financing contracts in the amount of US$ 2.6 billion, equivalent to R$ 4,547,660 as of March 31, 2008. The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (10-year bond) in the amount of US$ 1.5 billion, equivalent to R$ 2,623,650 as of March 31, 2008.

c)	Debentures

The controlling shareholders hold, directly or indirectly, R$ 398,042 as of March 31, 2008 (R$ 360,535 as of December 31, 2007) of the outstanding debentures.

d)	Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (interbank deposit rate), which was 2.57% as of March 31, 2008. The agreements with foreign companies are adjusted by LIBOR plus 3% p.a. plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

e)	Management Compensation

Gerdau S.A. paid its management salaries and variable compensation for a total R$ 37,133 as of March 31, 2008 (R$ 37,930 as of March 31, 2007).

As of March 31, 2008 the contributions of Metalúrgica Gerdau S.A. to management’s pension plans totaled R$ 20 – Defined Benefit Plan, and R$ 66 – Defined Contribution Plan (R$ 17 and R$ 57 as of March 31, 2007, respectively).

The stock option grant to management members is as follows:

	Stock options
								Accumulated options
Beginning of vesting period	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/07
Exercise from:	Jan-09	Jan-10	Jan-08	Jan-11	Jan-12	Jan-13	Jan-13
Exercise until:	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/17
Exercise price per share (R$):	13.56	21.16	21.16	25.72	35.00	52.38	52.38
Total granted to Board members	353,146	305,246	143,183	642,367	490,721	345,120	10,299	2,290,082
Exercised options	-	-	143,183	-	-	-	-	143,183

f)	Investment funds administration

The Company maintains marketable securities in investment funds administered by Banco Gerdau. Such marketable securities consist of time deposits and debentures issued by the main Brazilian banks, as well as treasury bills issued by the Brazilian Federal Government.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 19 - EMPLOYEE BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, assets and liabilities as of March 31, 2008 are as follows:

	March 31, 2008	December 31, 2007
Actuarial assets – defined benefit pension plan	395,118	379,556
Actuarial assets – defined contribution pension plan	38,167	38,167
Total assets	433,285	417,723

Actuarial liabilities – defined benefit pension plan	300,761	278,283
Acturial liabilities - Post-employment health care benefit	223,336	223,336
Retirement and termination liabilities with benefit	292,506	292,506
Total liabilities	816,603	794,125

a) Post-employment defined benefit pension plan

The Company and other subsidiaries in Brazil are the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”).
The Açominas Plan is managed by Fundação Açominas de Seguridade Social – Aços, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Ouro Branco Unit of Gerdau Açominas S.A. The assets of the Açominas Plan are comprised mainly of investments in bank certificates of deposit, federal government securities, marketable securities, and real estate.
The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of the Gerdau Plan consist of investments in bank certificates of deposit, federal government securities and marketable securities.
Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees.
The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to provide benefits that supplement the retirement benefits of the employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans are comprised mainly of marketable securities.

Brazilian plans

The current expense of the defined benefit pension plans is as follows:

	March 31, 2008	March 31, 2007
Cost of current service	10,115	8,622
Cost of interests	26,002	23,044
Expected return on plan assets	(48,693)	(42,305)
Amortization of (gain) loss	(364)	(111)
Expected contribution from employees	(2,627)	(1,471)
Net pension benefit	(15,567)	(12,221)

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

North American Plans

The current expense of the defined benefit pension plans is as follows:

	March 31, 2008	March 31, 2007
Cost of current service	5,920	6,170
Cost of interests	9,485	8,463
Expected return on plan assets	(9,999)	(9,262)
Amortization of (gain) loss	(15)	(162)
Net cost of pension plan	5,391	5,209

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan managed by Gerdau – Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees. The foreign subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of their salary.

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. This employee benefit plan has an actuarial surplus made up by the portion that is not part of the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan, which may be used to compensate future contributions from the sponsors.

c) Post-employment health care benefit plan

The American Plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic cost of post-employment health care benefits is as follows:

	March 31, 2008	March 31, 2007
Cost of current service	704	738
Cost of interests	1,793	1,566
Amortization of (gain) loss	6	(11)
Net cost of pension plan	2,503	2,293

d) Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 292,506 as of March 31, 2008 (R$ 292,506 as of December 31, 2007).

These amounts refer principally to the "Social Plan" sponsored by Corporación Sidenor and its subsidiaries and approved by the representatives of the employees. The plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

The objective of the Plan is to promote the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan include a salary supplement up to retirement date, a living allowance, and other benefits as a result of termination and retirement of the employees.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 20 - ENVIRONMENT

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records in the accounts “Other payables – current liabilities” and “Other payables – noncurrent liabilities”, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 55,728 as of March 31, 2008 (R$ 3,805 in current liabilities and R$ 51,923 in non-current liabilities). Of this total, R$ 29,316 corresponds to the Brazilian subsidiaries (R$ 29,282 as of December 31, 2007) and R$ 26,412 to the North American subsidiaries (R$ 27,514 as of December 31, 2007). The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.
The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 21 - SHAREHOLDER’S EQUITY – PARENT COMPANY GERDAU S.A.

a) Capital - the Board of Directors may, regardless of changes to the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 400,000,000 common shares and 800,000,000 preferred shares, without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

As of March 31, 2008 and December 31, 2007, 231,607,008 common shares and 435,986,041 preferred shares were subscribed and paid, totaling a paid-in capital of R$ 7,810,453. The shares are distributed as follows:

	March 31, 2008						December 31, 2007
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A and subsidiary	173,459,857	74.9	123,739,519	28.4	297,199,376	44.5	173,459,857	74.9	123,739,519	28.4	297,199,376	44.5
Brazilian institutional investors	9,916,288	4.3	78,834,837	18.1	88,751,125	13.3	9,212,976	4.0	72,585,471	16.6	81,798,447	12.3
Foreign institutional investors	13,526,933	5.8	134,877,381	30.9	148,404,314	22.2	13,434,276	5.8	139,838,327	32.1	153,272,603	23.0
Other shareholders	34,703,930	15.0	93,715,932	21.5	128,419,862	19.3	35,499,899	15.3	94,856,073	21.8	130,355,972	19.5
Treasury stock	-	-	4,818,372	1.1	4,818,372	0.7	-	-	4,966,651	1.1	4,966,651	0.7
	231,607,008	100.0	435,986,041	100.0	667,593,049	100.0	231,607,008	100.0	435,986,041	100.0	667,593,049	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows:

	March 31, 2008		December 31, 2007
	Preferred shares	R$	Preferred shares	R$
Opening balance	4,966,651	106,667	5,103,344	109,609
Repurchases	1,000,000	49,702	-	-
Exercise of stock options (note 24)	(1,148,279)	(29,918)	(136,693)	(2,942)
Closing balance	4,818,372	126,451	4,966,651	106,667

Of the total treasury shares, 349,372 shares are related to the share buyback program authorized on November 17, 2003, 1,110,300 shares are related to the share buyback program authorized on May 30, 2005, and 2,358,700 shares are related to the share buyback program authorized on May 25, 2006 and 1,000,000 shares are related to the share buyback program authorized on January 8, 2008. The average acquisition cost of these shares is R$ 26.24, with the lowest purchase price being R$ 14.36, and the highest price R$ 51.60. These shares will be held in treasury for subsequent cancellation or for the Company's "Long-term Incentive Program". During the first quarter of 2008, the Group used 1,148,279 shares in order to meet the stock options in the year with losses of R$ 21,830 recorded as reserve for investments and working capital.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

c) Valuation Adjustments – include unrealized gains on available-for-sale securities, which represent variations arising from adjustment to the fair value until the time such securities are sold. This caption also includes unrealized losses on derivatives until they are realized.

d) Legal reserve - under Brazilian Corporate Law, the Company shall transfer 5% of the annual net income determined in the corporate books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

e) Retained earnings and reserves - consist of earnings not distributed to the shareholders and include the reserves required by the Company's bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, capitalization, payment of dividends or repurchase of shares.

f) Cumulative translation adjustments – the Company recognizes in this caption the accumulated effect of the conversion of the financial statements of its subsidiaries that maintain accounting records in a functional currency different from the reporting currency. These effects began to be recognized after the IFRS implementation date. This accumulated effect will be reversed to income for the year as a gain or loss only in the case of disposal or write-off of the investment.

NOTE 22 -	EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	March 31, 2008			March 31, 2007
	Common	Preferred	Total	Common	Preferred	Total
	(In thousands, except shares and per share data)			(In thousands, except shares and per share data)
Basic numerator
Net income available to common and preferred shareholders	305,691	568,691	874,382	348,510	648,403	996,913

Basic denominator
Weighted average of shares, after the retroactive effect of the stock splits and deducting average of shares in treasury.	231,607,008	430,869,439		231,607,008	430,904,695

Earnings per share (in R$) - Basic	1.32	1.32		1.50	1.50

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Diluted

	March 31, 2008	March 31, 2007
Diluted numerator
Net income available to common and preferred shareholders
Net income available to preferred shares	568,691	648,403
Plus:
Adjustment to the net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of additional interest on Diaco and option granted to minority shareholders of Sipar to sell their interest to Gerdau.	859	3,659
	569,550	652,062

Net income available to common shares	305,691	348,510
Less:
Adjustment to the net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of additional acquirement on Diaco and option granted to minority shareholders to sell their interest share to Gerdau.	(859)	(3,659)

	304,832	344,851

Diluted denominator
Weighted-average number of shares outstanding
Common Shares	231,607,008	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	430,869,439	430,904,695
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,866,544	1,707,023
Potential issuabble preferred shares with respect to option to settle acquisition of additional interest in Diaco with shares of the Company	-	4,149,538

Option granted to minority shareholders of Sipar to sell their interest to Gerdau.	-	1,173,249
Total	432,735,983	437,934,505

Earnings per share (in R$) - Diluted (common and preferred shares)	1.32	1.49

NOTE 23 -	NET SALES REVENUES

The net sales revenues for the period are composed of:

	March 31, 2008	March 31, 2007
Gross sales	10,015,584	8,090,852
Taxes on sales	(889,474)	(631,419)
Discounts	(181,600)	(124,292)
Net sales	8,944,510	7,335,141

NOTE 24 -	LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options should be exercised in a maximum of five years after the grace period.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

a) Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price in the quarter	Initial balance on December 31, 2007	Granted	Cancelled	Exercised	End balance on March 31, 2008

2003	5.31	5years	50.91	1,154,287	-	(14,102)	(1,021,071)	119,114
2004	13.56	5years	50.91	676,918	-	(14,420)	-	662,498
2005	21.16	3years	50.91	404,306	-	-	-	404,306
2005	21.16	5years	50.91	586,321	-	(11,244)	(124,776)	450,301
2006	25.72	5years	50.91	929,278	-	(15,487)	-	913,791
2007	35.00	5years	50.91	751,702	-	(7,816)	-	743,886
2008	52.38	5years	50.91	-	585,480	(774)	-	584,706
				4,502,812	585,480	(63,843)	(1,145,847)	3,878,602

Year of grant	Exercise price - R$	Vesting period	Initial balance on December 31, 2006	Granted	Cancelled	Exercised	End balance on December 31, 2007

2003	5.31	5years	1,209,566	-	-	(55,279)	1,154,287
2004	13.56	3years	10,929	-	-	(10,929)	-
2004	13.56	5years	706,975	-	(7,361)	(22,696)	676,918
2005	21.16	3years	451,923	-	(35,594)	(12,023)	404,306
2005	21.16	5years	620,692	-	(20,241)	(14,130)	586,321
2006	25.72	5years	962,949	-	(21,661)	(12,010)	929,278
2007	35.00	5years	-	778,239	(16,911)	(9,626)	751,702

			3,963,034	778,239	(101,768)	(136,693)	4,502,812

As mentioned in note 21, as of March 31, 2008 the Company has a total of 4,818,372 preferred shares in treasury. These shares may be used for said plan.
The exercise of the options before the grace period end was due to etirement and/or death.

b) Status of the plan as of March 31, 2008:

	Grant
	2003	2004	2005	2006	2007	2008	Average
Total options granted	119,114	662,498	854,607	913,791	743,886	584,706
Exercise price- R$ (adjusted for stock split)	5.31	13.56	21.16	25.72	35.00	52.38	27.81
Fair value of options on the granting date - R$ per option (*)	2.48	5.77	5.20	8.66	15.30	21.22	10.38
Average exercise period on the grant date (years)	4.70	5.00	5.00	5.00	4.90	4.89	4.96

(*) Calculated considering the model of Black-Scholes.

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted to the employees, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Expected Dividend yield	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.7 years	4.95 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

II) Gerdau Ameristeel Corporation – (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that are designed to award employees with bonuses based on attaining goals related to the return on capital invested. The bonuses will be granted at the end of the year in cash, stock appreciation rights (SAR's), and/or options. The payment of the cash bonus will be made in the form of shares (phantom stock). The number of shares will be determined by dividing the value of the bonus in cash by the market value of the common share on the date of grant, based on the average negotiation price of common shares on the New York Stock Exchange. Phantom Stock and SAR's may be exercised at the rate of 25% during each one of the first four anniversaries of the date of grant. The Phantom Stock will be paid in cash, when exercised. The number of options granted to the participants is determined by dividing the portion of the bonus not paid in cash by the market value of the common share on the date of grant. The option value is determined by the Human Resources Committee of Senior Management based on the Black-Scholes model or other method. The options may be exercised at the rate of 25% per year during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted under this plan is 6,000,000. A premium of approximately US$ 8.3 million (equivalent to R$ 14.5 as of March 31, 2008) was granted to the employees in 2007 and of approximately US$ 6.6 million (equivalent to R$ 11.5 million as of March 31, 2008) was granted to the employees in 2006. Under this plan, 379,564 options were issued on February 28, 2008. These premiums are being provided for in accordance with the payment term established by the plan.

During the quarter ended March 31, 2008 the costs related to the long-term incentive plans for the options granted in 2007 and 2008 were immaterial. As of March 31, 2008, the cost of long-term incentive plans not yet recorded related to the grants still in the grace period was approximately US$ 2.7 million (equivalent to R$ 4.72 thousand as of March 31, 2008) and the average period for recognition of these costs was 3.3 years.

A summary of Gerdau Ameristeel stock option plans is as follows:

	March 31, 2008			December 31, 2007
	Number of shares	Avarege price of the year		Number of shares	Avarege price of the year
		US$	R$		US$	R$
Available at the beginning of the year	1,287,669	5.92	10.35	1,418,511	5.37	9.51
Options granted	385,556	15.86	27.74	454,497	10.90	19.31
Options exercised	(144,736)	2.46	4.30	(360,788)	3.46	6.13
Options cancelled	-		-	(25,051)	9.15	16.21
Options expired	-		-	(199,500)	22.77	40.33
Available at the end of the year	1,528,489	8.75	15.30	1,287,669	5.92	10.49

Shares exercised	762,238			760,837

The subsidiary Gerdau Ameristeel uses the Black-Scholes pricing method to determine the fair value of options and stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

	2008	2007
Expected Dividend yield	3.08%	4.00%
Stock price volatility	49.10%	50.50%
Risk-free rate of return	3.01%	4.51%
Expected period until maturity	6.25 years	6.25 years

NOTE 25 -	SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The segments shown below are in compliance with the requirements of IAS 14 - Segment Reporting and refer to the business units through which the Gerdau Executive Committee manages its operations, namely: Long Steel Brazil, Specialty Steel Brazil and Europe, Gerdau Açominas (refers to the operations of the mill located in Ouro Branco, Minas Gerais State), Latin America (which excludes the operations in Brazil), and North America.

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Business Segments
	Long Steel Brazil		Açominas Ouro Branco		Specialty Steels		Latin America (1)
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Net sales revenue	2,248,491	1,686,920	1,060,678	797,054	1,579,287	1,517,503	949,569	686,848
Net income (2)	347,483	201,150	84,406	185,761	162,378	152,515	94,931	123,353
Depreciation / Amortization	80,255	70,049	107,262	76,313	59,744	80,469	26,563	4,516
Identifiable assets (3)	5,820,386	4,822,414	6,769,069	5,027,810	5,522,549	5,479,608	3,536,460	2,633,580
Identifiable liabilities(4)	1,741,974	2,058,274	2,956,555	3,013,811	2,113,943	2,048,997	919,619	453,309

	Business Segments
	North America		Eliminations and Adjustments		Consolidated
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Net sales revenue	3,509,244	2,830,721	(402,759)	(183,905)	8,944,510	7,335,141
Net income (2)	309,730	306,907	91,189	208,379	1,090,117	1,178,065
Depreciation / Amortization	130,042	55,453	18,676	(584)	422,542	286,216
Identifiable assets (3)	13,017,110	5,560,418	(1,191,028)	(672,469)	33,474,546	22,851,361
Identifiable liabilities(4)	6,164,830	1,710,476	4,300,942	2,684,682	18,197,863	11,969,549

(1) Does not include operations in Brazil.
(2) Net income in the period before minority interest.
(3) Identifiable assets: trade accounts receivable, inventories, property, plant and equipment, goodwill and intangible assets.
(4) Identifiable liabilities: trade accounts payable, loans and financing (current and long-term), debentures (current and long term).

The main products by business segment are:
Long Steels Brazil: rebars, bars, wire rod, shapes and drawn products.
Gerdau Açominas Ouro Branco: billets, blooms, slabs, wire rod and structural shapes.
Special Steels: stainless steel, round, square and flat bars, wire rod.
Latin America: rebars, bars and drawn products.
North America: rebars, bars, wire rod, light and heavy structural shapes.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Interim Financial Statements.

The Company's geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil		Latin America (1)		North America		Europe		Consolidated
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Net sales revenue	3,679,469	2,932,260	949,569	686,848	3,509,244	2,830,721	806,228	885,312	8,944,510	7,335,141
Cost of sales	(2,525,715)	(2,049,707)	(768,153)	(525,347)	(2,865,243)	(2,293,658)	(653,066)	(697,689)	(6,812,177)	(5,566,401)
Gross profit	1,153,754	882,553	181,416	161,501	644,001	537,063	153,162	187,623	2,132,333	1,768,740
Sales expenses	(115,726)	(106,021)	(22,084)	(14,363)	(7,904)	(11,331)	(5,769)	(11,103)	(151,483)	(142,818)
General and administrative expenses	(299,135)	(253,036)	(57,160)	(34,110)	(115,158)	(99,256)	(34,413)	(48,475)	(505,866)	(434,877)
Operating income	761,815	530,572	99,401	114,147	523,807	427,924	116,204	128,495	1,501,227	1,201,138
Net financial income	(30,460)	243,095	(7,013)	35,643	(95,439)	(18,153)	(31,385)	(14,716)	(164,297)	245,869
Accrued net profit (2)	622,620	670,542	94,931	123,353	309,730	306,907	62,836	77,263	1,090,117	1,178,065
Capital expenses	239,657	520,652	109,598	54,108	45,385	101,533	20,103	59,039	414,743	735,332

(1) Does not include operations in Brazil.
(2) Net income in the period before minority shareholders' holdings.

NOTE 26 -	INSURANCE (not reviewed)

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts considered sufficient to cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	March 31, 2008	December 31, 2007
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	22,323,635	21,332,603
Business Interruption	Net income plus fixed expenses	6,349,951	5,809,162
Civil Liability	Industrial operations	8,746	8,857

NOTE 27 -	EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature of expenses is as follows:

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	March 31, 2008	March 31, 2007
Depreciation and amortization	(422,542)	(286,216)
Personnel Expenses	(940,674)	(861,981)
Raw material and materials and consumption material	(4,927,931)	(4,068,576)
Freight	(442,498)	(342,441)
Other expenses	(709,638)	(574,789)
	(7,443,283)	(6,134,003)

Classified as:
Cost of sales	(6,812,177)	(5,566,401)
Selling expenses	(151,483)	(142,818)
General and administrative expenses	(505,866)	(434,877)
Other operating expenses	26,243	10,093
	(7,443,283)	(6,134,003)

NOTE 28 -	SUPPLEMENTAL INFORMATION – RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME OF GERDAU S.A. (NOT REQUIRED BY IFRS)

In compliance with CVM Instruction No. 457/07 of July 13, 2007, we present the reconciliation of shareholders' equity and net income of Gerdau S.A. calculated in accordance with Brazilian Corporate Law and Brazilian accounting practices and consolidated shareholder's equity and net income according to the International Financial Reporting Standards (IFRS):

	March 31, 2008	December 31, 2007
Shareholders' equity - BRGAAP (Including Instruction CMV 469)	12,061,584	11,352,010

IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	75,601	76,377
Reversal of deferred charges	(37,189)	(35,760)
Employee benefits adjustment, net	194,012	183,672
Amortization and impairment of goodwill, net	259,407	190,261
Sidenor proportional consolidation and stock sale and/or purchase, net	674,858	650,694
Dividends not declared adjustment	-	182,715
Donations and investment incentives	33,821	-
Other adjustments, net	92,346	112,536
	1,292,856	1,360,495

Shareholders' equity - IFRS	13,354,440	12,712,505

Minority interest in IFRS	3,742,609	3,929,573

Shareholders' equity - IFRS (including minority interest)	17,097,049	16,642,078

	March 31, 2008	March 31, 2007
Net income - BRGAAP (Including CVM Instruction No. 469)	818,809	689,731

IFRS Adjustments
Capitalized interest on property, plant and equipment adjustment, net	(2,877)	(2,811)
Reversal of deferred charges, net	(1,429)	3,080
Employee benefits, net	4,048	(805)
Amortization and impairment of goodwill, net	79,761	37,147
Sidenor's proportional consolidation and stock put and/or call option, net	61,137	95,607
Foreign currency translation	(86,563)	175,645
Donations and investment incentives	33,821	-
Other adjustments, net	(32,325)	(681)
	55,573	307,182

Net income - IFRS	874,382	996,913

Minority interest under IFRS	215,735	181,152

Net income - IFRS (including minority interest)	1,090,117	1,178,065

GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated May 12, 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTE 29 -	SUBSEQUENT EVENTS

I) On May 7, 2008, the Executive Board prepared a proposal, which will be submitted to the Board of Directors on May 12, 2008, to pay dividends out of the income for the first quarter of this year in the form of interest on capital, which will be calculated and credited based on the positions of the shareholders as of May 21, 2008 (R$ 0.41 per common and preferred share) with payment set for June 3, 2008 and which will represent the early payment of the mandatory minimum dividend.

II) In April 2008, the Company concluded the acquisition of MacSteel from Quanex Corporation, the second largest US specialty steel producer. The acquisition price was US$ 1.46 billion, in addition to the assumption of debts and some liabilities, making the Gerdau Group the world leader in specialty long steel production for the automotive industry.

III) In April 2008, the Company formalized a strategic alliance with the controlling shareholders of the holding company Corporación Centroamericana del Acero S.A., which holds steelmaking assets in Guatemala and Honduras, and distribution in El Salvador, Nicaragua and Belize. As a result of this alliance, the Gerdau Group took over a 30% share in the company and agreed to invest US$ 180 million in the Central America area.

IV) In April 2008, the Company concluded the public offering of common and preferred shares in the amount of up to R$ 2.9 billion. As a result of such public offering, the Company’s capital is R$10,710,705, represented by 248,293,247 common shares and 467,396,866 preferred shares.

V) In April 2008, the Company concluded the acquisition of Century Steel, Inc., by means of Pacific Coast Steel, a joint venture mostly controlled by the subsidiary Gerdau Ameristeel. The acquisition of Century Steel, Inc., specialized in the manufacture of structural steel, amounted to approximately US$ 151.5 million.
Concomitantly with the acquisition of Century Steel Inc., the subsidiary Gerdau Ameristeel paid approximately US$ 68 million to increase its interest in Pacific Coast Steel to approximately 84%.

VI) In April 2008, the Company, by means of its subsidiary GTL Trade Finance Inc., concluded a Bridge Loan operation, in the total amount of US$ 1 billion. The Bridge Loan has a maturity of 6 months and is subject to Libor set on April 16, 2008 plus 0.85% p.a. The funds were used to pay part of the acquisition of MacSteel.

VII) In April 2008, the Company, by means of its subsidiary Gerdau US Financing Inc., concluded a Bridge Loan operation, in the total amount of US$ 540 million, of which US$ 140 million has already been paid. The Bridge Loan has a maturity of 45 days and is subject to Libor set on April 16, 2008 plus 1.25% p.a. These funds were used to pay part of the acquisition of MacSteel.

VIII) In May 2008, the Company concluded the reopening of the Bond, with maturity in 2017, by means of the subsidiary GTL Trade Finance Inc., in the amount of US$ 500 million, at a yield of 6.875% p.a. The new issuance will be incorporated to the issuance of October 2007 and is subject to interest of 7.25% per year to be paid semiannually (in April and October). These funds will be used to amortize the Bridge Loan of US$ 1 billion taken by this subsidiary on April 16, 2008.

********************************

GERDAU S.A. AND ITS SUBSIDIARIES
INFORMATION NOT REQUIRED BY IFRS
STATEMENT OF VALUE ADDED FOR THE QUARTERS ENDED ON MARCH 31, 2008 AND 2007
(In thousands of Brazilian Reais unless otherwise indicated)
Not reviewed by independent auditor
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Brazil				Foreign				Total
	03/31/2008%		03/31/2007%		03/31/2008%		03/31/2007%		03/31/2008%		03/31/2007%
REVENUES
Sale of products, services and other (1)	4,570,627		3,570,098		5,298,727		4,407,223		9,869,354		7,977,321
EXPENSES
Raw materials and consumption materials	(2,711,347)		(2,168,388)		(3,701,722)		(2,964,510)		(6,413,069)		(5,132,898)
Outside services	(122,229)		(96,219)		(113,580)		(117,482)		(235,809)		(213,701)

GROSS VALUE ADDED	1,737,051		1,305,491		1,483,425		1,325,231		3,220,476		2,630,722
(-) DEPRECIATION/AMORTIZATION	(237,814)		(181,423)		(184,728)		(104,793)		(422,542)		(286,216)
NET VALUE ADDED	1,499,237		1,124,068		1,298,697		1,220,438		2,797,934		2,344,506
RECEIVED IN TRANSFERS
Equity in subsidiaries	(2,285)		(11,117)		63,118		46,173		60,833		35,056
Financial income (2)	94,905		235,848		58,957		60,505		153,862		296,353
Revenue from rentals	519		535		(321)		231		198		766
	1,592,376	100%	1,349,334	100%	1,420,451	100%	1,327,347	100%	3,012,827	100%	2,676,681	100%
DISTRIBUTION OF VALUE ADDED
Government	480,399	30.1%	398,149	29.5%	287,154	20.2%	284,225	21.4%	767,553	25.5%	682,374	25.5%
Federal taxes	221,870	13.9%	266,512	19.7%	201,883	14.2%	208,872	15.8%	423,753	14.1%	475,384	17.7%
Payroll taxes	75,053	4.7%	63,415	4.7%	60,837	4.3%	57,616	4.3%	135,890	4.5%	121,031	4.5%
State taxes	168,683	10.6%	57,825	4.3%	55	0.0%	8	0.0%	168,738	5.6%	57,833	2.2%
Municipal taxes	14,793	0.9%	10,397	0.8%	24,379	1.7%	17,729	1.3%	39,172	1.3%	28,126	1.1%

Employees	363,992	22.9%	287,890	21.3%	473,006	33.3%	477,868	36.0%	836,998	27.8%	765,758	28.6%
Salaries	245,281	15.4%	189,378	14.0%	349,872	24.6%	338,645	25.5%	595,153	19.8%	528,023	19.7%
Benefits	43,994	2.8%	38,753	2.9%	64,882	4.6%	65,751	5.0%	108,876	3.6%	104,504	3.9%
Training	4,911	0.3%	4,776	0.4%	3,253	0.2%	3,200	0.2%	8,164	0.3%	7,976	0.3%
Profit sharing	69,806	4.4%	54,983	4.0%	54,999	3.9%	70,272	5.3%	124,805	4.1%	125,255	4.7%

Financial institutions (2)	125,365	7.9%	(7,247)	-0.5%	192,794	13.6%	57,731	4.3%	318,159	10.5%	50,484	1.9%
Shareholders (3)	439,557	27.6%	245,799	18.2%	68,502	4.8%	110,006	8.4%	508,059	16.9%	355,805	13.3%
Profit reinvestment	183,063	11.5%	424,743	31.5%	398,995	28.1%	397,517	29.9%	582,058	19.3%	822,260	30.7%

TOTAL	1,592,376		1,349,334		1,420,451		1,327,347		3,012,827		2,676,681

		31%		33%		17%		17%		23%		23%

(1) includes discounts granted and other operating revenues
(2) includes exchange and monetary variations
(3) includes resolution to pay interest on capital for the first quarter of 2008. See note 29.

The accompanying notes are an integral part of these consolidated interim financial statements